As filed with the Securities and Exchange Commission on June 4, 2003
================================================================================

           Tender Offer Statement Pursuant to Section 13(e)(1) of the
            Securities Exchange Act of 1934 and Rule 13e-4 Thereunder

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4F
           Issuer Tender Offer Statement Pursuant to Section 13(e)(1)
                     of the Securities Exchange Act of 1934

                                  -------------

                        THE DESCARTES SYSTEMS GROUP INC.
               --------------------------------------------------
               (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)


                                 ONTARIO, CANADA
            --------------------------------------------------------
            (JURISDICTION OF ISSUER'S INCORPORATION OR ORGANIZATION)


                        THE DESCARTES SYSTEMS GROUP INC.
                     ---------------------------------------
                     (NAME(S) OF PERSON(S) FILING STATEMENT)


      5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE JUNE 30, 2005
      ---------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                       N/A
              ----------------------------------------------------
              (CUSIP NUMBER OF CLASS OF SECURITIES (IF APPLICABLE)


                        THE DESCARTES SYSTEMS GROUP INC.
                                120 RANDALL DRIVE
                                WATERLOO, ONTARIO
                                  CANADA N2V1C6
                               ATTN: COLLEY CLARKE
                                 (519) 746-6114
         --------------------------------------------------------------
         (NAME, ADDRESS AND TELEPHONE NUMBER of PERSON(S) AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                  June 4, 2003

      (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITYHOLDERS)

                            CALCULATION OF FILING FEE

================================================================================
 Transaction Valuation                            Amount of Filing Fee
================================================================================
  US$42,750,000 (1)                                  US$3,458.48 (1)
================================================================================

(1) The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the purchase of up to US$45,000,000 aggregate principal amount of 5.50% Convertible Unsecured Subordinated Debentures of The Descartes Systems Group Inc. at the maximum aggregate cash offer price of US$950 for each US$1,000 principal amount of such Debentures.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                    Registration No.:
Filing Party:
Form/Schedule:                             Date Filed:
================================================================================

                                     PART I



                 INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
                 -----------------------------------------------



Item 1.    Home Jurisdiction Documents

           Document 1:              Letter to Debentureholders
           Document 2:              Tender Offer Circular dated June 2, 2003
           Document 3:              Letter of Transmittal
           Document 4:              Notice of Guaranteed Delivery
           Document 5:              Form of Broker Letter to Clients



Item 2.    Information Legends

           See the cover of the Tender Offer Circular.

                                     PART II



               INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
               ---------------------------------------------------

The following exhibits have been filed as part of this Schedule:

1.1 Form 40-F (previously filed with the U.S. Securities and Exchange Commission on July 17, 2002 and incorporated herein by reference).

1.2      Securities Act (Quebec) Report Under Section 189.1.3.

                                    PART III



                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
                  ---------------------------------------------

Item 1.  Undertaking.
         -----------

         The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

         The Issuer undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the Issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.


Item 2.  Consent to Service of Process.
         -----------------------------

         Concurrently with the filing of this Schedule, the Issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

                                   SIGNATURES

         The Descartes Systems Group Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any securities in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                               THE DESCARTES SYSTEMS GROUP INC.


                                               By:    /s/ Colley Clarke
                                                      -------------------------
                                               Name:  Colley Clarke
                                               Title: Executive Vice-President,
                                                      Finance and Chief
                                                      Financial Officer

Dated: June 4, 2003

                                  EXHIBIT INDEX



Exhibit
Number             Description
------             -----------

 1.1 Form 40-F (previously filed with the U.S. Securities and Exchange Commission on July 17, 2002 and incorporated herein by reference).

 1.2               Securities Act (Quebec) Report Under Section 189.1.3.

                                                                      DOCUMENT 1
                                                                      ----------
            THE DESCARTES SYSTEMS GROUP INC.

            CORPORATE HEADQUARTERS
 [LOGO]     120 RANDALL DRIVE, WATERLOO, ONTARIO, CANADA N2V 1C6
            TELEPHONE (519) 746-8110 O FAX (519) 746-1984
            WWW.DESCARTES.COM

                                                                    June 2, 2003

Dear Debentureholder:

     We are pleased to inform you that 3078393 Nova Scotia Company (the "Offeror"), a wholly-owned subsidiary of The Descartes Systems Group Inc. ("Descartes"), is offering to purchase (the "Debenture Offer") up to an aggregate principal amount of U.S.$45,000,000 of the 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 of Descartes (the "Debentures"), representing a maximum of approximately 62.5% of the outstanding principal amount of Debentures, at a single price of U.S.$950, plus the amount of unpaid interest (subject to applicable withholding tax) accrued up to and as at the date immediately prior to the date on which the Offeror takes up and pays for Debentures under the Offer per U.S.$1,000 principal amount of Debentures (the "Purchase Price"). The Debenture Offer expires on July 11, 2003, at 5:00 p.m., Toronto time (the "Expiration Date"), unless extended or withdrawn by the Offeror. The Offeror has received from a significant Debentureholder a commitment to deposit under the Debenture Offer U.S.$30,856,500 aggregate principal amount of Debentures at the Purchase Price. A copy of the offer to purchase (the "Offer to Purchase") setting out the details of the Debenture Offer is enclosed and we urge you to read it carefully and to obtain professional advice before deciding whether or not to tender your Debentures.

     Each Debentureholder must decide whether or not it wishes to participate in the Debenture Offer based on its own situation, investment objectives and tax status. In this regard, you should consult your accountant or tax advisor and read section 14 of the accompanying Offer to Purchase before making a decision. Those Debentureholders who do not participate in the offer may experience a reduction in the liquidity of the market for their Debentures, which reduction in liquidity could be significant.

     Those Debentureholders who participate in the offer will receive the Purchase Price for their Debentures, subject to proration if more than the aggregate principal amount of Debentures sought under the offer are deposited.

     Descartes is also offering to purchase up to 11,578,000 of its common shares (the "Shares"), or about 22.2% of its total outstanding Shares, from existing Shareholders (the "Share Offer"). Descartes will conduct the Share Offer through a procedure referred to as a "Dutch Auction". The price range will be between Cdn$3.00 and Cdn$3.85 per Share. The Share Offer will also expire on the Expiration Date, unless extended or withdrawn by Descartes. A copy of the offer to purchase setting out the details of the Share Offer is also enclosed.

     You are receiving the enclosed materials relating to the Share Offer because you are a holder of Debentures which are convertible for Shares in accordance with the terms and conditions applicable to the Debentures. Canadian securities legislation requires that the Share Offer be extended not only to all holders of the Shares, but also to holders of any security that is convertible into Shares prior to the Expiration Date. This Share Offer only applies to you insofar as you may, prior to the Expiration Date, convert your Debentures for Shares and, to do so, you must follow all terms and conditions that apply to the Debentures, including notice of conversion provisions. THERE MAY BE TAX AND OTHER CONSEQUENCES RESULTING FROM A CONVERSION OF YOUR DEBENTURES FOR SHARES AND YOU SHOULD CONSULT YOUR OWN TAX ADVISOR OR OTHER PROFESSIONAL BEFORE DECIDING TO CONVERT YOUR DEBENTURES FOR SHARES.

     If you decide to convert your Debentures for Shares in order to avail yourself of the Share Offer, you must deposit all or some of the Shares you receive upon such conversion with the designated depositary prior to the Expiration Date.

     For additional information with respect to the Debenture Offer, you may contact Credit Suisse First Boston LLC (in the United States) or Griffiths McBurney & Partners (in Canada) or the depositary (CIBC Mellon Trust Company), each at the contact numbers set forth on the back cover of the Offer to Purchase. You may also contact a representative of the financial institution holding the Debentures in your name, if applicable, or your financial adviser.

                                           Sincerely,

                                           /s/ MANUEL PIETRA
                                           ---------------------------------
                                           MANUEL PIETRA
                                           Chief Executive Officer and President

                                                                      Document 2
                                                                      ----------

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, trust company manager, bank manager, lawyer or other professional adviser.
                                                                    June 2, 2003

                                      OFFER
                                       by
            3078393 NOVA SCOTIA COMPANY, A WHOLLY-OWNED SUBSIDIARY OF
                        THE DESCARTES SYSTEMS GROUP INC.,

  TO PURCHASE FOR CASH THE AGGREGATE PRINCIPAL AMOUNT OF UP TO U.S.$45,000,000
   OF 5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE JUNE 30, 2005 OF
                    DESCARTES AT A PURCHASE PRICE OF U.S.$950
       PLUS ANY ACCRUED AND UNPAID INTEREST FOR EACH U.S.$1,000 PRINCIPAL
                              AMOUNT OF DEBENTURES

3078393 Nova Scotia Company (the "Offeror"), a wholly-owned subsidiary of The Descartes Systems Group Inc. ("Descartes" or the "Company"), invites holders ("Debentureholders") of the 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 of Descartes (the "Debentures") to deposit Debentures up to a maximum of U.S.$45,000,000 aggregate principal amount of Debentures for purchase by the Offeror at a price of U.S.$950 plus the amount of unpaid interest accrued up to and as at the date immediately prior to the date on which the Offeror takes up and pays for Debentures under the Offer for each U.S.$1,000 principal amount of Debentures (the "Purchase Price") upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "Offer"). THE OFFER EXPIRES AT 5:00 P.M., TORONTO TIME, ON JULY 11, 2003, UNLESS EXTENDED. On May 12, 2003, the last full day of trading prior to the announcement of Descartes' intention to make the Offer, the closing price of the Debentures on the Toronto Stock Exchange was U.S.$85 for each U.S.$100 principal amount of Debentures.

Each Debentureholder who has properly deposited Debentures pursuant to the Offer and who has not withdrawn such Debentures will receive the Purchase Price (subject to any applicable withholding tax) payable in cash, for all Debentures purchased upon the terms and subject to the conditions of the Offer including the provisions relating to proration described herein. If an aggregate principal amount of Debentures greater than U.S.$45,000,000 is deposited pursuant to the Offer and not withdrawn, the deposited Debentures will be purchased on a pro rata basis according to the aggregate principal amount of Debentures deposited by the depositing Debentureholders.

The Offeror reserves the right to withdraw the Offer and not take up and pay for any Debentures deposited under the Offer unless certain conditions are satisfied. See Section 5, "Certain Conditions of the Offer". NONE OF THE OFFEROR, DESCARTES, THEIR RESPECTIVE BOARD OF DIRECTORS OR ANY REPRESENTATIVE THEREOF MAKES ANY RECOMMENDATION TO ANY DEBENTUREHOLDER AS TO WHETHER TO DEPOSIT OR REFRAIN FROM DEPOSITING DEBENTURES. EACH DEBENTUREHOLDER MUST MAKE THE DECISION WHETHER TO DEPOSIT DEBENTURES UNDER THE OFFER BASED ON THEIR PARTICULAR CIRCUMSTANCES. DEBENTUREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF ACCEPTING THE OFFER. SEE SECTION 14, "INCOME TAX CONSIDERATIONS".

Any Debentureholder desiring to deposit all or any portion of his or her Debentures under the Offer should complete and sign the Letter of Transmittal (or a manually executed photocopy thereof) in accordance with the instructions in such Letter of Transmittal and deliver it and all other required documents to CIBC Mellon Trust Company, as Depositary (the "Depositary") and either deliver the certificates for such Debentures to the Depositary according to the procedure set forth in the Offer to Purchase under "Procedure for Depositing Debentures" or request his, her or its broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him, her or it. ANY DEBENTUREHOLDER HAVING DEBENTURES REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD CONTACT SUCH PERSON OR INSTITUTION IF THE DEBENTUREHOLDER DESIRES TO DEPOSIT SUCH DEBENTURES.

                                                   (continued on following page)

                     The Dealer Managers for the Offer are:

      In the United States:                               In Canada:
  CREDIT SUISSE FIRST BOSTON LLC                 GRIFFITHS MCBURNEY & PARTNERS

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE OFFER IS NOT BEING MADE TO, NOR WILL DEPOSITS BE ACCEPTED FROM OR ON BEHALF OF, DEBENTUREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, THE OFFEROR MAY, IN ITS SOLE JUDGMENT, TAKE SUCH ACTION AS IT MAY DEEM NECESSARY TO EXTEND THE OFFER TO DEBENTUREHOLDERS IN SUCH JURISDICTION.

(continued from cover)


               INFORMATION FOR UNITED STATES DEBENTUREHOLDERS ONLY

THIS OFFER IS MADE BY THE OFFEROR, A FOREIGN COMPANY INCORPORATED UNDER THE LAWS OF THE PROVINCE OF NOVA SCOTIA, CANADA, FOR SECURITIES OF DESCARTES, A FOREIGN ISSUER AMALGAMATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO, CANADA, AND WHILE THE OFFER IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF THE PROVINCE OF ONTARIO AND THE OTHER PROVINCES OF CANADA, DEBENTUREHOLDERS SHOULD BE AWARE THAT IN SOME RESPECTS THESE DISCLOSURE REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

THE ENFORCEMENT BY DEBENTUREHOLDERS OF CIVIL REMEDIES UNDER U.S. SECURITIES LAWS MAY BE ADVERSELY AFFECTED BY THE FACT THAT DESCARTES IS AMALGAMATED UNDER THE LAWS OF ONTARIO, AND THE OFFEROR IS INCORPORATED UNDER THE LAWS OF NOVA SCOTIA, AND THAT SOME OF THEIR RESPECTIVE DIRECTORS AND OFFICERS ARE RESIDENTS OF A COUNTRY OTHER THAN THE UNITED STATES. ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS MAY FURTHER BE ADVERSELY AFFECTED BY THE FACT THAT SOME OR ALL OF THE EXPERTS NAMED IN THE OFFER MAY BE RESIDENTS OF CANADA. DEBENTUREHOLDERS SHOULD BE AWARE THAT THE ACCEPTANCE OF THE OFFER WILL HAVE CERTAIN TAX CONSEQUENCES UNDER UNITED STATES AND CANADIAN LAW, AND SHOULD CONSULT THEIR TAX ADVISERS WITH RESPECT TO THOSE CONSEQUENCES IN CONSIDERING THIS OFFER TO PURCHASE.

DESCARTES WILL FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AN ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4F WITH RESPECT TO THE OFFER PURSUANT TO APPLICABLE PROVISIONS OF THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

NOTWITHSTANDING ANY IMPLICATION TO THE CONTRARY IN THIS OFFER TO PURCHASE, FORWARD-LOOKING STATEMENTS MADE IN CONNECTION WITH THE OFFER AND INCLUDED HEREIN ARE NOT PROTECTED BY THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

SUMMARY TERM SHEET.............................................................1

SUMMARY........................................................................4

OFFER TO PURCHASE..............................................................6

    1.    Principal Amount of Debentures; Proration............................7

    2.    Procedure for Depositing Debentures..................................7

    3.    Withdrawal Rights....................................................9

    4.    Acceptance for Payment and Payment for Debentures...................10

    5.    Certain Conditions of the Offer.....................................12

    6.    Extension and Variation of the Offer................................13

    7.    Payment in the Event of Mail Service Interruption...................14

    8.    Liens; Proxies......................................................14

    9.    Certain Information Concerning the Offeror and Descartes............15

    10.   Purpose and Effects of the Offer....................................16

    11.   Valuation Exemption.................................................18

    12.   Price Range of Debentures and Common Shares; Purchases
           and Distributions..................................................19

    13.   Interest of Directors and Senior Officers; Transactions and
           Arrangements Concerning the Offer..................................21

    14.   Income Tax Considerations...........................................22

    15.   Certain Legal Matters; Regulatory Approvals.........................28

    16.   Prior Valuations....................................................28

    17.   Source and Amount of Funds..........................................28

    18.   Depositary..........................................................28

    19.   Financial Advisers..................................................28

    20.   Fees and Expenses...................................................29

    21.   Statutory Rights....................................................30

    22.   Notice..............................................................30

    23.   Other Terms.........................................................30

    24.   Additional Information..............................................30

    25.   Recent Developments.................................................31

    26. Summary Historical Consolidated Financial Information and
           Unaudited Pro Forma Consolidated Financial Statements..............31

APPROVAL BY DESCARTES........................................................C-1

APPROVAL BY THE OFFEROR......................................................C-1

CONSENT OF GRIFFITHS MCBURNEY & PARTNERS.....................................C-2

CONSENT OF BLAKE, CASSELS & GRAYDON LLP......................................C-2

CONSENT OF TESTA, HURWITZ & THIBEAULT, LLP...................................C-2

CONSENT OF DELOITTE & TOUCHE LLP.............................................C-3

SCHEDULE "A".................................................................A-1

                               SUMMARY TERM SHEET


     The following are answers to some of the questions that you may have about the offer to purchase debentures. In this summary term sheet, the terms "we", "us" and "our" refer to the Offeror, and the terms "you" and "your" refer to Debentureholders. We urge you to read carefully the remainder of this offer and the accompanying letter of transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this offer and the letter of transmittal. We have included page references to the remainder of this offer to let you know where you can find a more complete description of the topics covered in this summary.

o    WHAT SECURITIES IS THE OFFEROR OFFERING TO PURCHASE?

     We are a wholly-owned subsidiary of Descartes. We are offering to purchase up to an aggregate principal amount of U.S.$45,000,000 of Descartes' 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005. Whether or not we purchase the full amount will depend on the aggregate principal amount of debentures tendered in the offer. See "Principal Amount of Debentures; Proration" on page 7.

o    WHAT WILL THE OFFEROR PAY ME IN EXCHANGE FOR MY DEBENTURES?

     All debentures that we purchase in the offer will be purchased in cash, denominated in U.S. dollars, at a purchase price of U.S.$950 plus the amount of unpaid interest that has accrued up to and as at the date immediately prior to the date on which we take up and pay for debentures under the offer for each U.S.$1,000 principal amount of debentures, subject to any applicable withholding tax. See "Principal Amount of Debentures; Proration" on page 7. See also "Acceptance for Payment and Payment for Debentures" on page 10.

o ARE THERE ANY SIGNIFICANT ARRANGEMENTS WITH DEBENTUREHOLDERS OR OTHER OFFERS TO PURCHASE SECURITIES?

     As of the date of the offer, there were outstanding debentures in the aggregate principal amount of U.S.$71,995,000. A significant holder of debentures has agreed with Descartes to tender under the offer U.S.$30,856,500 aggregate principal amount of debentures, representing approximately 43% of the outstanding debentures, at a purchase price of U.S.$950 plus the amount of unpaid interest that has accrued up to and as at the date immediately prior to the date on which we take up and pay for debentures under the offer for each U.S.$1,000 principal amount of debentures, subject to any applicable withholding tax. See also "Interest of Directors and Officers; Transactions and Arrangements Concerning the Offer" on page 21.

     Descartes has made an offer to purchase up to 11,578,000 of its outstanding common shares for a cash price of not more than Cdn$3.85 and not less than Cdn$3.00 per common share (subject to any applicable withholding tax). See also "Recent Developments" on page 31.

o CAN I TENDER SOME BUT NOT ALL OF MY DEBENTURES? WHAT HAPPENS TO DEBENTURES THAT I DO NOT TENDER?

     You can tender all, some or none of your debentures. Any debentures that you do not tender will continue in effect in accordance with their current terms and conditions. See "Procedure for Depositing Debentures" on page 7.

o    HOW DO I TENDER MY DEBENTURES FOR PURCHASE?

     If you wish to tender -- or "deposit" -- your debentures, a properly completed and executed letter of transmittal and any other documents required by the letter of transmittal must be delivered to CIBC Mellon Trust Company, as depositary, before the expiration date of the offer. As the debentures are currently registered in the name of The Canadian Depository for Securities Limited ("CDS") as custodian for its participants, CDS will be issuing instructions to its participants as to the method of depositing the debentures under the terms of the offer. If you wish to deposit debentures under the offer, you should immediately contact the investment dealer, stock broker, bank, trust company or other nominee through which your debentures are held in order that they may take the necessary steps on your behalf to be able to deposit such debentures under the offer. See "Procedure for Depositing Debentures" on page 7.

o    WHEN DOES THE OFFER EXPIRE? CAN IT BE EXTENDED OR CHANGED?

     The offer will expire on July 11, 2003 at 5:00 p.m., Toronto time. We may, in our discretion, extend or otherwise modify the offer at any time. We will make an announcement, and provide you with notice, of any extension or modification we may make to the offer. If we modify the offer to increase the purchase price to be paid in the offer, such increase will be applicable to all the debentures that we take up in the offer. If we extend the offer, we may delay the acceptance of any debentures that have been deposited. We cannot assure you that we will extend the offer or, if we do extend it, for how long. See "Extension and Variation of the Offer" on page 13.

o    WHEN WILL I RECEIVE PAYMENT?

     We will take up and pay for debentures to be purchased in the offer as soon as practicable (and in any event not later than 10 days) after the expiration of the offer. See "Acceptance for Payment and Payment for Debentures" on page 10.

o IF MY DEBENTURES ARE PURCHASED IN THE OFFER, WILL I BE TAXED ON THE PAYMENT I RECEIVE IN EXCHANGE?

     There are tax consequences of participating in this offer, which are described in "Income Tax Considerations" on page 22. The description of tax consequences is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder of debentures. Persons who are considering tendering debentures in this offer should consult their own tax advisers as to the tax consequences in their particular circumstances.

o    WILL I BE REQUIRED TO PAY ANY BROKERAGE COMMISSIONS OR FEES IF I TENDER?

     If you are a registered debentureholder, you will not have to pay any brokerage fee or commission in connection with tendering under the offer if you deposit your debentures directly with CIBC Mellon Trust Company as depositary pursuant to the offer. If you hold your debentures through your investment dealer, stock broker, bank, trust company or other nominee, you should ask such nominee as to whether any service charges or transaction fees are charged by it in connection with tendering your debentures under the offer. See "Acceptance for Payment and Payment for Debentures" on page 10.

o    ARE THERE CONDITIONS TO THE OFFER?

     There are a number of events that may cause us to delay or terminate this offer. These events are described in "Certain Conditions of the Offer" on page 12.

o    CAN I WITHDRAW PREVIOUSLY TENDERED DEBENTURES?

     You may withdraw some or all of your tendered debentures at any time before 5:00 p.m., Toronto time, on July 11, 2003; provided, however, that if we extend the offer beyond that time, you may withdraw some or all of your tendered debentures at any time until the extended expiration date. You may also withdraw some or all of your tendered debentures if we have not paid for them within three business days of being taken up. See "Withdrawal Rights" on page 9.

o WHAT DOES THE OFFEROR'S BOARD OF DIRECTORS AND DESCARTES' BOARD OF DIRECTORS THINK OF THE OFFER?

     Although our Board of Directors and the Descartes' Board of Directors have each approved the offer, none of the Offeror, Descartes or their respective board of directors or any representative thereof makes any recommendation as to whether you should deposit or refrain from depositing your debentures in the offer. You must decide for yourself whether to deposit debentures under the offer, and if so, what principal amount of debentures to deposit. See "Purpose and Effects of the Offer" on page 16.

o    WHO MAY I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     For additional information or assistance, you may contact your investment dealer, stock broker, bank, trust company or other nominee through which your debentures are held. You may also contact either of the dealer managers, Credit Suisse First Boston LLC (in the United States) or Griffiths McBurney & Partners (in Canada), or the depositary, CIBC Mellon Trust Company, each at the contact numbers set forth on the back cover of this offer.

                                     SUMMARY


THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT AND MORE SPECIFIC DETAILS IN THIS OFFER TO PURCHASE.

AGGREGATE PRINCIPAL           The aggregate principal amount of U.S.$45,000,000
AMOUNT OF DEBENTURES          of Debentures will be purchased, subject to
TO BE PURCHASED               proration as described herein and to sufficient
                              Debentures being deposited pursuant to the Offer and not withdrawn.



PURCHASE PRICE                U.S.$950 plus the amount of unpaid interest
                              (subject to any applicable withholding tax) accrued up to and as at the date immediately prior to the date on which the Offeror takes up and pays for Debentures under the Offer per U.S.$1,000 principal amount of Debentures.

ARRANGEMENTS WITH             As of the date hereof, there were outstanding
DEBENTUREHOLDERS              Debentures in the aggregate principal amount of
                              U.S.$71,995,000. A significant holder of
                              Debentures has agreed with Descartes to tender
                              U.S.$30,856,500 aggregate principal amount of
                              Debentures owned by it under the Offer,
                              representing approximately 43% of the outstanding
                              Debentures.

SHARE OFFER                   On the date hereof, Descartes has made an offer to
                              purchase up to 11,578,000 of its outstanding common shares for a cash price of not more than Cdn$3.85 and not less than Cdn$3.00 per common share (subject to any applicable withholding tax)
                              (the "Share Offer").

BROKERAGE COMMISSIONS         No fee or commission will be payable by any
                              registered Debentureholder that deposits
                              Debentures directly with the Depositary pursuant to the Offer. Any Debentureholder who holds
                              Debentures through an investment dealer, stock broker, bank, trust company or other nominee should ask such nominee as to whether any service charges or transaction fees are charged by it in connection with depositing Debentures under the Offer.

CONDITIONS OF THE OFFER       The Offeror reserves the right to withdraw the
                              Offer and not take up and pay for Debentures deposited under the Offer unless the conditions described under Section 5, "Certain Conditions of the Offer", are satisfied.

EXPIRATION DATE               July 11, 2003 at 5:00 p.m., Toronto time, or such
                              later date and time to which the Offer may be extended by the Offeror (the "Expiration Date").

PAYMENT DATE                  The Offeror will take up and pay for Debentures as
                              soon as practicable after the Expiration Date, and in any event not later than 10 days after the Expiration Date.

CURRENCY OF PAYMENT           The Purchase Price will be denominated in United
                              States dollars.

POSITION OF THE OFFEROR,      None of the Offeror, Descartes, their respective
DESCARTES AND THEIR           board of directors or any representative thereof
RESPECTIVE DIRECTORS          makes any recommendation to any Debentureholder as
                              to whether to deposit or refrain from depositing
                              Debentures. See Section 10, "Purpose and Effects of the Offer".

WITHDRAWAL RIGHTS             Deposited Debentures may be withdrawn at any time
                              until 5:00 p.m., Toronto time, on July 11, 2003, and may also be withdrawn if the Debentures have not been paid for by the Offeror within three business days of being taken up. See Section 3, "Withdrawal Rights".

TAX DEBENTUREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF ACCEPTING THE OFFER. SEE SECTION 14, "INCOME TAX CONSIDERATIONS".


FURTHER INFORMATION           Contact the Depositary, either of the Dealer
REGARDING THE OFFER           Managers or consult your investment dealer, stock
                              broker, bank, trust company or other nominee through which your Debentures are held. The respective addresses, telephone and facsimile numbers of the Depositary and the Dealer Managers are set forth on the back cover of this Offer to Purchase.




NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE OFFEROR OR DESCARTES AS TO WHETHER DEBENTUREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING DEBENTURES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OFFEROR OR DESCARTES.

                                OFFER TO PURCHASE

TO THE HOLDERS OF 5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
   DUE JUNE 30, 2005 OF THE DESCARTES SYSTEMS GROUP INC.

     The Offeror hereby invites the holders (the "Debentureholders") of the 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 of Descartes (the "Debentures") to deposit up to a maximum of U.S.$45,000,000 aggregate principal amount of Debentures for purchase by the Offeror at a price of U.S.$950 plus the amount of unpaid interest accrued up to and as at the date immediately prior to the date on which the Offeror takes up and pays for Debentures under the Offer per U.S.$1,000 principal amount of Debentures (the "Purchase Price") (subject to any applicable withholding tax) upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "Offer"). Of the total Purchase Price for a Debenture, U.S.$950 is in respect of the U.S.$1,000 principal amount and the remainder is in respect of the amount of such unpaid and accrued interest. The Purchase Price will be denominated in United States dollars.

     THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM AGGREGATE PRINCIPAL AMOUNT OF DEBENTURES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5, "CERTAIN CONDITIONS OF THE OFFER".

     All Debentureholders who have properly deposited and not withdrawn their Debentures pursuant to the Offer will receive the Purchase Price (subject to any applicable withholding tax), payable in cash, for all Debentures purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to proration described herein. If, prior to the Expiration Date (as defined in Section 1, "Principal Amount of Debentures; Proration"), more than the aggregate principal amount of U.S.$45,000,000 of Debentures is properly deposited pursuant to the Offer and not withdrawn, the Offeror will accept for purchase at the Purchase Price (subject to any applicable withholding tax), on a pro rata basis (calculated to the nearest whole U.S.$1,000 principal amount of Debentures, so as to avoid the creation of fractional Debentures), the aggregate principal amount of U.S.$45,000,000 of Debentures from Debentureholders. The Offeror will return all Debentures not purchased under the Offer, including Debentures not purchased because of proration. Registered Debentureholders will not be obligated to pay brokerage fees or commissions on the purchase of their deposited Debentures by the Offeror pursuant to the Offer. Debentureholders who hold their Debentures through an investment dealer, stock broker, bank, trust company or other nominee should ask such nominee as to whether any service charges or transaction fees are charged by it in connection with depositing Debentures under the Offer.

     None of the Offeror, Descartes, their respective board of directors or any representative thereof makes any recommendation to any Debentureholder as to whether to deposit or refrain from depositing Debentures. Each Debentureholder must make his or her own decision whether to deposit Debentures and, if so, what principal amount of Debentures to deposit.

     DEBENTUREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF ACCEPTING THE OFFER. SEE SECTION 14, "INCOME TAX CONSIDERATIONS".

     As of May 30, 2003, there were outstanding Debentures in the aggregate principal amount of U.S.$71,995,000. The Debentures in the aggregate principal amount of U.S.$45,000,000 that the Offeror is offering to purchase represent 62.5% of the Debentures outstanding at May 30, 2003. On May 12, 2003, the last full day of trading prior to the announcement of Descartes' intention to make the Offer, the closing price per U.S.$100 principal amount of Debentures as reported on the Toronto Stock Exchange was U.S.$85. Debentureholders are urged to obtain current market quotations for the Debentures. See Section 12, "Price Range of Debentures and Common Shares; Purchases and Distributions".

     On May 30, 2003, the nominal noon rate of exchange for the conversion of one U.S. dollar into Canadian dollars as reported by the Bank of Canada was $1.3708.

1.   PRINCIPAL AMOUNT OF DEBENTURES; PRORATION

     Upon the terms and subject to the conditions of the Offer, the Offeror will accept for payment and purchase Debentures in the aggregate principal amount of U.S.$45,000,000 or such lesser aggregate principal amount of Debentures as are properly deposited at or prior to the Expiration Date (and not withdrawn in accordance with Section 3, "Withdrawal Rights"), pursuant to the Offer. The term "Expiration Date" means 5:00 p.m., Toronto time, on July 11, 2003, unless the Offeror, in its sole discretion, shall have extended the period during which Debentures may be deposited under the Offer, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Offeror, shall expire. For a description of the Offeror's right to extend the period of time during which Debentures may be deposited under the Offer, and to delay, terminate or amend the Offer, see Section 6, "Extension and Variation of the Offer". If more than the aggregate principal amount of U.S.$45,000,000 of Debentures is deposited pursuant to the Offer and not withdrawn, the Debentures to be taken up and paid for will be subject to proration.

     As promptly as practicable following the Expiration Date, if the conditions set forth in Section 5, "Certain Conditions of the Offer", have been satisfied or waived, the Offeror will, in its sole discretion, determine the aggregate principal amount of Debentures deposited pursuant to the Offer and not withdrawn. As promptly as practicable thereafter, the Offeror will publicly announce the aggregate principal amount of Debentures deposited pursuant to the Offer and not withdrawn, and upon the terms and subject to the conditions of the Offer (including the proration provisions described herein), all Debentureholders who have properly deposited and not withdrawn Debentures pursuant to the Offer will receive the Purchase Price (subject to any applicable withholding tax), payable in cash, for each U.S.$1,000 principal amount of Debentures purchased. The Offeror will take up and pay for such Debentures not later than 10 days after the Expiration Date. The Offeror will pay for such Debentures as soon as possible, and in any event not more than three business days after taking up the Debentures. All Debentures not purchased pursuant to the Offer, including Debentures not purchased because of proration, will be returned to the depositing Debentureholders at the Offeror's expense as promptly as practicable following the Expiration Date.

     If the aggregate principal amount of Debentures properly deposited and not withdrawn by the Expiration Date pursuant to the Offer is less than or equal to U.S.$45,000,000, the Offeror will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price (subject to any applicable withholding tax) all Debentures deposited and not withdrawn.

     If the aggregate principal amount of Debentures properly deposited and not withdrawn by the Expiration Date pursuant to the Offer is greater than U.S.$45,000,000, the Offeror will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price (subject to any applicable withholding tax) Debentures so deposited having an aggregate principal amount of U.S.$45,000,000 on a pro rata basis (calculated to the nearest whole U.S.$1,000 principal amount of Debentures, so as to avoid the creation of fractional Debentures). The Offeror's determination as to proration shall be final and binding on all parties.

2.   PROCEDURE FOR DEPOSITING DEBENTURES

     PROPER DEPOSIT OF DEBENTURES. To deposit Debentures pursuant to the Offer,
(i) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by CIBC Mellon Trust Company, as depositary (the "Depositary") at its address set forth on the back cover of this Offer to Purchase, by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. The Debentures are currently registered in the name of and held by or on behalf of The Canadian Depository for Securities Limited ("CDS") as custodian for its participants. Beneficial interests in the Debentures, constituting ownership of the Debentures, are represented through book-entry accounts of institutions acting on behalf of beneficial owners as direct and indirect participants of CDS, rather than by definitive certificates. PARTICIPANTS OF CDS SHOULD CONTACT SUCH DEPOSITARY WITH RESPECT TO THE DEPOSIT OF DEBENTURES UNDER THE OFFER. CDS WILL BE ISSUING INSTRUCTIONS TO ITS PARTICIPANTS AS TO THE METHOD OF DEPOSITING SUCH DEBENTURES UNDER THE TERMS OF THE OFFER. DEBENTUREHOLDERS WHO WISH TO DEPOSIT DEBENTURES UNDER THE OFFER SHOULD CONTACT THE INVESTMENT DEALER, STOCK BROKER, BANK, TRUST COMPANY OR OTHER NOMINEE THROUGH WHICH THE DEBENTURES ARE HELD IN ORDER TO TAKE THE NECESSARY STEPS TO BE ABLE TO DEPOSIT SUCH DEBENTURES UNDER THE OFFER.

     PARTIAL TENDERS. A Debentureholder desiring to deposit only a portion of the aggregate principal amount of a Debenture may do so, subject to the restriction set out below, by depositing a Debenture in the manner described above and indicating in the accompanying Letter of Transmittal the portion of the principal amount thereof that the Debentureholder wishes to deposit to the Offer. The Offeror shall, as soon as practicable following the completion of the Offer, issue a new Debenture to such Debentureholder to evidence the remaining principal amount of the deposited Debenture retained by the Debentureholder. In order to comply with the terms of the trust indenture creating the Debentures dated as of June 30, 2000 between Descartes and Montreal Trust Company of Canada (now Computershare Trust Company of Canada) (the "Trust Indenture"), a Debentureholder who wishes to accept the Offer in respect of a portion, but not all, of the aggregate principal amount of a Debenture may do so, provided that the principal amount of Debentures which is deposited to the Offer is in a denomination of U.S.$1,000 or an integral multiple thereof.

     SIGNATURE GUARANTEES No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Debentures exactly as the name of the registered holder appears on the certificate deposited therewith, and payment is to be made directly to such registered holder, or (ii) Debentures are deposited for the account of a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), whose members normally include members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States (each such entity, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Debentures is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or certificates representing Debentures not purchased or deposited are to be issued to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

     METHOD OF DELIVERY. THE METHOD OF DELIVERY OF DEBENTURES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE DEPOSITING DEBENTUREHOLDER. FOR THE DEBENTUREHOLDER'S PROTECTION, THE OFFEROR RECOMMENDS THAT MATERIAL BE DELIVERED BY HAND TO THE DEPOSITARY AND A RECEIPT OBTAINED; OTHERWISE THE USE OF REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED AND IT IS SUGGESTED THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE DEPOSITARY ON OR PRIOR TO SUCH DATE. DELIVERY WILL ONLY BE MADE UPON ACTUAL RECEIPT OF SUCH DEBENTURES BY THE DEPOSITARY.

     GUARANTEED DELIVERY. If a Debentureholder wishes to deposit Debentures pursuant to the Offer and cannot deliver certificates for such Debentures or time will not permit all required documents to reach the Depositary by the Expiration Date, such Debentures may nevertheless be deposited if all of the following conditions are met:

     (a)  such deposit is made by or through an Eligible Institution;

     (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Offeror is received by the Toronto office of the Depositary specified below by the Expiration Date; and

     (c) the certificates for all deposited Debentures in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Debentures, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Toronto office of the Depositary specified below before 5:00 p.m. Toronto time, on the third Trading Day after the Expiration Date. A "Trading Day" means any day on which trading occurs on the Toronto Stock Exchange.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Toronto office of the Depositary specified below and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Debentures deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Debentures, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Debentures, with signatures guaranteed if so required and any other documents required by the Letter of Transmittal. If a Debenture certificate has been lost or destroyed, please follow the procedure described in the Letter of Transmittal for obtaining replacement certificates.

     DETERMINATION OF VALIDITY. All questions as to the principal amount of Debentures to be accepted, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Debentures will be determined by the Offeror, in its sole discretion, which determination shall be final and binding on all parties. The Offeror reserves the absolute right to reject any or all deposits of Debentures determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Debentures. No deposit of Debentures will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer and the Notice of Guaranteed Delivery will be final and binding.

     FORMATION OF AGREEMENT. The proper deposit of Debentures pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Debentureholder and the Offeror, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

     It is a violation of Section 14(e) of the Exchange Act and Rule 14e-4 promulgated thereunder for a person, directly or indirectly, to deposit the Debentures for a person's own account unless, at the time of the deposit and at the end of the pro ration period, such person (i) has a net long position equal to or greater than the amount of (x) the Debentures deposited or (y) other securities immediately convertible into, exercisable, or exchangeable for the amount of the Debentures deposited and upon acceptance of such person's deposit, will acquire such Debentures for deposit by conversion, exercise or exchange of such other securities and (ii) will deliver or cause such Debentures to be delivered in accordance with the terms of the Offer. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the deposit or guarantee of deposit on behalf of another person. The deposit of Debentures to the Offeror pursuant to any procedures described herein will constitute a representation by such Debentureholder that (i) such Debentureholder has a net long position in the Debentures being deposited within the meaning of Rule 14e-4 and (ii) the deposit of such Debentures complies with Rule 14e-4.

3. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section, deposits of Debentures pursuant to the Offer will be irrevocable. Unless otherwise required or permitted by applicable law, any Debentures deposited pursuant to the Offer may be withdrawn:

     (a) at any time up to and including 5:00 p.m. (Toronto time) on July 11, 2003; or

     (b) at any time where the Debentures have not been taken up by the Offeror prior to the receipt by the Depositary of an effective notice of withdrawal in respect of such Debentures; or

     (c) if the Debentures have not been paid for by the Offeror within three business days after having been taken up; or

     (d) at any time before the expiration of 10 days from the date upon which is mailed, delivered, or otherwise properly communicated either:

          (i) a notice of change relating to a change which has occurred in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Debentureholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the end of the period during which Debentures may be deposited under the Offer or after the end of such period but before the expiry of all rights of withdrawal in respect of the Offer; or

          (ii) a notice of extension or variation extending the period of time during which Debentures may be deposited under the Offer concerning a variation in the terms of the Offer (other than a variation consisting solely of (A) an increase in the consideration offered for the Debentures if the period during which Debentures may be deposited under the Offer is not extended for more than 10 days or (B) a waiver of a condition of the Offer where the consideration offered for the Debentures consists solely of cash), but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such deposited Debentures have not been taken up by the Offeror at the date of the notice.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Debentures before such Debentures are taken up by the Offeror. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Debentures that are to be withdrawn and must specify the name of the person who deposited the Debentures to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Debentures, and the principal amount of Debentures to be withdrawn. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing Debentureholder must submit the serial numbers shown on the particular certificates evidencing the Debentures to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as described in the instructions and rules set out in the Letter of Transmittal, except in the case of Debentures deposited by an Eligible Institution. A WITHDRAWAL OF DEBENTURES DEPOSITED PURSUANT TO THE OFFER CAN ONLY BE ACCOMPLISHED IN ACCORDANCE WITH THE FOREGOING PROCEDURE. THE WITHDRAWAL SHALL TAKE EFFECT ONLY UPON ACTUAL RECEIPT BY THE DEPOSITARY OF THE PROPERLY COMPLETED AND EXECUTED WRITTEN NOTICE.

     PARTICIPANTS OF CDS SHOULD CONTACT SUCH DEPOSITARY WITH RESPECT TO THE WITHDRAWAL OF DEBENTURES UNDER THE OFFER. DEBENTUREHOLDERS WHO WISH TO WITHDRAW DEBENTURES UNDER THE OFFER SHOULD IMMEDIATELY CONTACT THE INVESTMENT DEALER, STOCK BROKER, BANK, TRUST COMPANY OR OTHER NOMINEE THROUGH WHICH DEBENTURES ARE HELD IN ORDER TO TAKE THE NECESSARY STEPS TO BE ABLE TO WITHDRAW SUCH DEBENTURES UNDER THE OFFER.

     ALL QUESTIONS AS TO THE FORM AND VALIDITY (INCLUDING TIME OF RECEIPT) OF NOTICES OF WITHDRAWAL WILL BE DETERMINED BY THE OFFEROR, IN ITS SOLE DISCRETION, WHICH DETERMINATION SHALL BE FINAL AND BINDING. NONE OF THE OFFEROR, THE DEPOSITARY OR ANY OTHER PERSON SHALL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL AND NONE OF THEM SHALL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

     Any Debentures properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn Debentures may be redeposited prior to the Expiration Date by again following any of the procedures described in Section 2, "Procedure for Depositing Debentures".

     If the Offeror is delayed in its purchase of Debentures or is unable to purchase Debentures pursuant to the Offer for any reason, then, without prejudice to the Offeror's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Offeror all deposited Debentures, and such Debentures may not be withdrawn except to the extent depositing Debentureholders are entitled to withdrawal rights as described in this Section 3, "Withdrawal Rights" or pursuant to applicable law.

4.   ACCEPTANCE FOR PAYMENT AND PAYMENT FOR DEBENTURES

     Upon the terms and subject to the conditions of the Offer (including proration), the Offeror will determine the aggregate principal amount of Debentures deposited and not withdrawn pursuant to the Offer.

     For purposes of the Offer, the Offeror will be deemed to have accepted for payment, subject to proration, Debentures deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives oral (to be confirmed in writing) or written notice to the Depositary of its acceptance of such Debentures for payment pursuant to the Offer. The Offeror will take up and pay for such Debentures not later than 10 days after the Expiration Date. The Offeror will pay for such Debentures validly deposited pursuant to the Offer as soon as possible and in any event not more than three business days after taking up the Debentures.

     Payment for Debentures accepted for payment pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Debentures with the Depositary, which will withhold any applicable withholding tax and which will act as agent for the depositing Debentureholders for the purpose of receiving payment from the Offeror and transmitting such payment to the depositing Debentureholders. Receipt of such payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Debentures. Under no circumstances will interest be paid by the Offeror or the Depositary to persons depositing Debentures by reason of any delay in paying for any Debentures.

     In the event of proration of Debentures deposited pursuant to the Offer, the Offeror will determine the proration factor and pay for those deposited Debentures accepted for payment as soon as practicable after the Expiration Date. However, the Offeror does not expect to be able to announce the final results of any such proration until approximately three business days after the Expiration Date.

     Certificates for all Debentures not purchased, including Debentures not purchased due to proration, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Debentureholder.

     The Purchase Price for Debentures deposited and purchased (subject to any applicable withholding tax) will be paid by cheque of the Depositary issued to the order of, and certificate(s) representing Debentures not deposited or not purchased under the Offer will be issued to, the person signing the relevant Letter of Transmittal or to the order of such other person as identified by the person signing such Letter of Transmittal, by properly completing the box captioned "Special Payment Instructions" in such Letter of Transmittal. In the absence of an address being provided, cheques or certificates will be forwarded by the Depositary to the address of the person as shown on the register for the Debentures.

     The Depositary will forward cheques and certificates representing all Debentures not purchased by first-class mail to the person signing the relevant Letter of Transmittal or to such other person or such other address as identified by the person in such Letter of Transmittal (unless, in the case of a cheque, the person signing the Letter of Transmittal instructs the Depositary to hold such cheque for pick-up) by properly completing the box captioned "Special Delivery Instructions" in such Letter of Transmittal. See Section 7, "Payment in the Event of Mail Service Interruption" in the event of real or possible mail service interruption.

     Registered Debentureholders depositing Debentures will not be obligated to pay brokerage fees or commissions in connection with depositing Debentures under the Offer. Debentureholders who hold their Debentures through an investment dealer, stock broker, bank, trust company or other nominee should ask such nominee as to whether any service charges or transaction fees are charged by it in connection with depositing Debentures under the Offer.

5.   CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, the Offeror shall not be required to accept for purchase, purchase or pay for any Debentures deposited and may terminate or cancel the Offer or, subject to applicable law, may postpone the payment for Debentures deposited if, at any time on or after June 2, 2003 and at or before the payment for any such Debentures, any of the following events shall have occurred (or shall have been determined by the Offeror to have occurred) and, in any such case and regardless of the circumstances, the Offeror determines in its sole judgement, acting reasonably, that it is inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

     (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment for some or all of the Debentures by the Offeror or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgement of the Offeror, acting reasonably, has or may have a material adverse effect on the Debentures or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of Descartes or its subsidiaries taken as a whole or has or may materially impair the contemplated benefits of the Offer to Descartes;

     (b) there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgement or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Offeror or Descartes or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction, that, in the sole judgement of the Offeror, acting reasonably, might, directly or indirectly, result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits to Descartes of the Offer;

     (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange, automated quotation system operated by a national securities association or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada or the United States, (iv) any limitation by any governmental, regulatory or administrative authority or agency or any other event that, in the sole judgement of the Offeror, acting reasonably, might affect the extension of credit by banks or other lending institutions, (v) any significant decrease in the market price of the Debentures since the close of business on June 2, 2003, (vi) a material change in U.S. currency exchange rates or a general suspension of or material limitation on the markets therefor,
          (vii) any change in the general political, market economic or financial conditions that has or may have a material adverse effect on Descartes' business, operations or prospects or the trading in, or value of, the Debentures, or (viii) any decline in any of the S&P/TSX Composite Index, the S&P/TSX Canadian Information Technology Index, the S&P/TSX Canadian Midcap Index, the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10%, measured from the close of business on June 2, 2003;

     (d) any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of Descartes or its subsidiaries that, in the sole judgement of the Offeror, acting reasonably, have or may have material adverse significance with respect to Descartes or its subsidiaries taken as a whole;

     (e) any take-over bid or tender or exchange offer with respect to some or all of the securities of Descartes, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving Descartes or any of its affiliates, other than the Offer and the Share Offer, shall have been proposed, announced or made by any individual or entity;

     (f) the Offeror shall have concluded that exemptions from the valuation requirements under applicable securities legislation in Canada are not available to the Offeror for the Offer and, if required under any such legislation, the Offeror shall not have received exemptions or waivers of the appropriate Canadian securities regulatory authorities from such requirements in respect of the Offer; and

     (g) any change shall have occurred or been proposed to the Income Tax Act (Canada) or to the administrative policies or assessing practices of the Canada Customs and Revenue Agency that, in the sole judgment of the Offeror, acting reasonably, is detrimental to the Offeror, Descartes or a Debentureholder.

     Any waiver of a condition or the withdrawal of the Offer shall be deemed to be effective on the date on which written or oral (to be confirmed in writing) notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary. The Offeror, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall forthwith thereafter make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the Toronto Stock Exchange and applicable Canadian and U.S. securities regulatory authorities. If the Offer is withdrawn, the Offeror shall not be obligated to take up, accept for purchase or pay for any Debentures deposited under the Offer, and the Depositary will return all certificates for deposited Debentures and related Letters of Transmittal and any other related documents to the parties by whom they were deposited.

     The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror in its sole discretion, acting reasonably, regardless of the circumstances (including any action or inaction by the Offeror) giving rise to any such conditions, or may be waived by the Offeror, in its sole discretion, in whole or in part at any time. The failure by the Offeror at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Offeror concerning the events described in this Section shall be final and binding on all parties.

6.   EXTENSION AND VARIATION OF THE OFFER

     The Offeror expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified under Section 5, "Certain Conditions of the Offer" shall have occurred, at any time or from time to time, to extend the period of time during which Debentures may be deposited under the Offer or to vary the terms and conditions of the Offer by giving written or oral notice (to be confirmed in writing) of extension or variation to the Depositary and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth under Section 22, "Notice", to all Debentureholders. Promptly after giving notice of an extension or variation to the Depositary, the Offeror will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the Toronto Stock Exchange and the Canadian and U.S. securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

     Where the Offer is extended or the terms of the Offer are varied, the period during which Debentures may be deposited pursuant to the Offer shall not expire before 10 days after the notice of extension or variation has been given to Debentureholders respectively unless otherwise permitted by applicable law.

     If, in the unlikely event prior to the Expiration Date the Offeror in its sole discretion increases the consideration offered to Debentureholders by a variation in the terms of the Offer, such increase shall be applicable to all Debentureholders whose Debentures are taken up pursuant to the Offer.

     The Offer may not be extended by the Offeror if all the terms and conditions of the Offer, except those waived by the Offeror, have been complied with, unless the Offeror first takes up and pays for all Debentures properly deposited under the Offer and not withdrawn. Notwithstanding the foregoing, if the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where rights of withdrawal are conferred by virtue of the mailing of a notice of change, extension or variation, the Offer shall be extended without the Offeror first taking up the Debentures which are subject to such rights of withdrawal.

     If before the Expiration Date, or after the Expiration Date but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect a decision of a Debentureholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or Descartes or of an affiliate thereof), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 22, "Notice", to all Debentureholders that have not been taken up under the Offer at the date of the occurrence of the change. Promptly after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide or cause to be provided notice of such change to the Toronto Stock Exchange and the Canadian and U.S. securities regulatory authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

     During any such extension or in the event of any such variation or change in information, all Debentures previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer, subject to Section 3, "Withdrawal Rights" of the Offer. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 5, "Certain Conditions of the Offer" of this Offer to Purchase.

     Without limiting the manner in which the Offeror may choose to make any public announcement referred to above, except as provided by applicable law, the Offeror shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through a distribution news service.

7.   PAYMENT IN THE EVENT OF MAIL SERVICE INTERRUPTION

     Notwithstanding the provisions of the Offer, cheques in payment for Debentures purchased under the Offer and certificates for any Debentures to be returned will not be mailed if the Offeror determines that delivery by mail may be delayed. Persons entitled to cheques or certificates which are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Debentures were delivered until the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice as provided under Section 22, "Notice", of any determination not to mail under this Section as soon as reasonably practicable after such determination is made. The deposit of cheques with the Depositary in these circumstances will constitute delivery to the persons entitled to them.

8.   LIENS; PROXIES

     Under the Letter of Transmittal, the depositing Debentureholder will be bound by a representation and warranty that such Debentureholder has full power and authority to deposit, sell, assign and transfer the deposited Debentures and that if the deposited Debentures are accepted for payment by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

     Under the Letter of Transmittal, the depositing Debentureholder will revoke, effective from the time of take up and payment for its Debentures under the Offer, any and all proxies, voting instructions or other authority previously given or conferred or agreed to be given or conferred by such Debentureholder at any time with respect to the deposited Debentures to the extent that such Debentures are taken up and paid for under the Offer and will agree that no proxy, voting instructions or other authority will be given or conferred with respect to the deposited Debentures, and the Debentureholder shall not take any steps to vote the Debentures, on or after the time of take up and payment for such Debentures under the Offer.

9.   CERTAIN INFORMATION CONCERNING THE OFFEROR AND DESCARTES

     The Offeror was incorporated under the laws of the province of Nova Scotia on May 27, 2003. Its registered office is 1601 Lower Water Street, Halifax, Nova Scotia B3J 2V1. The Offeror was incorporated for purposes of making the Offer and of holding the Debentures, if any, acquired pursuant to the Offer. All of the issued and outstanding shares of the Offeror are owned by Descartes.

     Descartes was amalgamated under the Business Corporations Act (Ontario) on January 26, 1999. Its principal executive office is located at 120 Randall Drive, Waterloo, Ontario N2V 1C6. The Company's telephone number is (519) 746-8110.

     Descartes develops, markets, operates, implements and supports software and network-based solutions for logistics management. The Company's solutions, which are Internet-enabled and function with a variety of computer and network hardware and operating systems, enable end-to-end shipment management, supply chain visibility, logistics messaging, delivery optimization and carrier contract management. In addition, the Company provides a variety of related services, including support and maintenance services, consulting, implementation and training. The Company's solutions are licensed to companies in over 60 countries. The Company markets and sells its products through a direct world-wide sales force, as well as through distributors and alliances in Europe, the Americas and Asia.

     The authorized share capital of Descartes consists of an unlimited number of common shares (the "Common Shares"). As of May 30, 2003, there were 52,231,711 Common Shares issued and outstanding and an aggregate principal amount of U.S.$71,995,000 of Debentures outstanding. See Section 12, "Price Range of Debentures and Common Shares; Purchases and Distributions; Previous Purchases and Sales of Securities by Descartes".

     The Company's Annual Information Form and Annual Report for the fiscal year ended January 31, 2002, as filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 40-F, are specifically incorporated by reference into, and form an integral part of, this Offer to Purchase.

     The Offeror also hereby incorporates by reference any filings Descartes makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the Offer and before the Expiration Date or the termination of the Offer, including the Company's Annual Report for the fiscal year ended January 31, 2003 as and when filed with the SEC on Form 40-F, which will contain the audited consolidated financial statements of the Company for the fiscal year ended January 31, 2003 prepared in accordance with U.S. generally accepted accounting principles, and the unaudited financial statements of the Company for the period ended April 30, 2003 as and when filed with the SEC on Form 6-K, prepared in accordance with U.S. generally accepted accounting principles. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Offer to Purchase to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Offer to Purchase, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

     The Company expects to mail to its shareholders and file with the securities regulatory authorities of the provinces of Canada and the SEC in accordance with applicable securities laws the Company's Annual Report for the fiscal year ended January 31, 2003 in or about mid-June 2003 and the Company's unaudited consolidated financial statements for the period ended April 30, 2003 on or about June 4, 2003. The Company expects that such documents will be available on the following websites following their filing as described above: www.sedar.com, maintained by the Canadian Securities Administrators; and www.sec.gov, maintained by the SEC.

     The Company will provide to each Debentureholder or other person to whom the Offer to Purchase is delivered, without charge, upon the written or oral request of such person, a copy of all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents), as well as a copy, without charge, of the Company's most recent unaudited interim financial statements. Requests for such documents should be directed to the Company's Chief Financial Officer, 120 Randall Drive, Waterloo, Ontario, Canada N2V 1C6,
(519) 746-8110. A copy of all of the foregoing documents, as and when filed, may also be obtained by contacting the SEC in the manner described under Section 24, "Additional Information".

10.  PURPOSE AND EFFECTS OF THE OFFER

     The aggregate Purchase Price paid by the Offeror will be funded by Descartes by means of one or more loans to and/or subscriptions for shares of the Offeror. Descartes believes that the purchase of Debentures under the Offer represents an effective use of Descartes' financial resources and is in the best interests of its shareholders. The Offer is not expected to preclude Descartes from pursuing its foreseeable business opportunities. Any Debentures purchased pursuant to the Offer will be held by the Offeror. Neither the Offeror nor Descartes currently intends for the Offeror to transfer the Debentures to Descartes for cancellation or to any other person. There can be no assurance that these intentions will not change.

     As part of its ongoing consideration of the most effective use of the Company's financial resources, the Board of Directors of the Company has, together with management of the Company, examined at various times since 2001 the appropriateness of making offers to purchase either or both of its Debentures and Common Shares.

     In December 2001, pursuant to a normal course issuer bid, the Company purchased for cancellation U.S.$1.5 million aggregate principal amount of Debentures for U.S.$1.1 million. In March 2002, pursuant to a normal course issuer bid, the Company purchased for cancellation U.S.$1.5 million aggregate principal amount of Debentures for U.S.$1.1 million. On August 1, 2002, Descartes offered to purchase for cancellation up to an aggregate of U.S.$51,428,571 principal amount of its outstanding Debentures at a price of U.S.$700 for each U.S.$1,000 principal amount of Debentures plus accrued and unpaid interest pursuant to a substantial issuer bid. Descartes purchased a nominal principal amount of Debentures pursuant to such offer on September 6, 2002.

     Based on consultations in April 2003 with members of the Board of Directors of the Company respecting the possible purchase of the Debentures and Common Shares, management of the Company undertook further analysis and obtained preliminary advice respecting the appropriateness of issuer bids by Descartes to acquire certain of the Debentures and Common Shares for consideration by the Board of Directors.

     At its meeting on April 25, 2003, the Board of Directors of the Company considered presentations respecting the possible purchase of its Debentures and Common Shares prepared by Credit Suisse First Boston Canada Inc. and Griffiths McBurney & Partners. Following discussions with management of Descartes, the Board of Directors determined to approve the engagement of financial advisers and authorized management to undertake further analyses and develop a recommendation respecting the terms on which the Company would undertake issuer bids to purchase certain of either or both of the Debentures and Common Shares.

     On May 5, 2003, the Board of Directors of the Company met to discuss all aspects of the purchase of certain of the Debentures and Common Shares considered relevant, including:

     (a)  analysis of Descartes' financial resources and requirements;

     (b) the advice of Descartes' financial and legal advisers respecting the potential terms and structure of the Offer and the Share Offer;

     (c) the markets for the Debentures and the Common Shares, the trading prices and volume since August 2002, and the resulting impact of the Offer and the Share Offer on the respective markets;

     (d) the terms of the Debentures, including the obligation to repay the Debentures at maturity on June 30, 2005 and the option of the Company to repay the principal amount of the Debentures at maturity through the issuance of Common Shares;

     (e) the interest expense associated with the Debentures as compared to the income generated and expected to be generated on the investment of funds in accordance with Descartes' investment policy;

     (f) the positive impact on earnings (loss) per share resulting from successful completion of the Offer and the Share Offer;

     (g) the potential terms upon which a holder of a significant principal amount of the Debentures (the "Significant Debentureholder") would agree to commit to sell its Debentures to Descartes pursuant to a substantial issuer bid;

     (h) the Company's access to additional capital in the context of the Company's circumstances, the sector in which the Company operates and the market as a whole; and

     (i) the alternative uses of funds to purchasing securities under the Offer and the Share Offer.

     Following discussions with management of Descartes, the Board of Directors of the Company approved proceeding with the Offer and the Share Offer including the maximum price to be paid under each of the Offer and the Share Offer; the maximum principal amount of Debentures to be subject to the Offer and the maximum number of Common Shares to be subject to the Share Offer; and, subject to entering into a commitment agreement with the Significant Debentureholder and finalizing the pricing and size of each of the Offer and the Share Offer, the announcement of such offers.

     On May 12, 2003, Descartes finalized the pricing and size of each of the Offer and the Share Offer; entered into a commitment agreement with the Significant Debentureholder (see Section 13, "Interest of Directors and Officers; Transactions and Arrangements Concerning the Offer; Contracts, Arrangements and Understandings"); and announced its intention to make the Offer and the Share Offer.

     On May 28, 2003, the Board of Directors of the Company met and approved (i) the documentation prepared in connection with the Offer and the Share Offer, including this Offer to Purchase, the Letter of Transmittal, and the offer to purchase in respect of the Share Offer and related letter of transmittal, and
(ii) the commencement of the Offer and the Share Offer.

     Subject to certain exceptions, Canadian provincial securities legislation prohibits the Offeror, Descartes and their affiliates from acquiring any Debentures, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or termination of the Offer. The Offeror or Descartes may in the future purchase additional Debentures on the open market, in private transactions, through issuer bids or otherwise, subject to applicable law and the terms of the Debentures. Any such purchases may be on the same terms or on terms which are more or less favourable to Debentureholders than the terms of the Offer. Any possible future purchases by the Offeror or Descartes will depend on many factors, including the market price of the Debentures, Descartes' business and financial position, the results of the Offer and general economic and market conditions.

     Descartes currently has no intention to cause the Debentures to be delisted from the Toronto Stock Exchange where they are currently listed, or to acquire by compulsory means Debentures from Debentureholders who do not accept the Offer. Descartes and the Offeror currently intend that, following completion of the Offer, the Offeror will continue to hold the Debentures and do not intend for the Offeror to transfer the Debentures to Descartes for cancellation or to any other person. There can be no assurance that these intentions will not change. To the extent that Debentures are acquired by the Offeror, there may be a reduction in the liquidity of the market for the Debentures, which reduction in liquidity could be significant. Subject to Descartes meeting the continued listing requirements of the Toronto Stock Exchange and to any possible future purchases of the Debentures by Descartes or an affiliate of Descartes, the Debentures will continue to be listed on the Toronto Stock Exchange provided that a minimum aggregate principal amount of U.S.$2,000,000 of Debentures remains outstanding.

     Except as disclosed in this Offer to Purchase, Descartes has no plans or proposals that relate to or in Descartes' view would be reasonably likely to result in (i) the acquisition by any person of additional securities of Descartes or the disposition of securities of Descartes other than the Share Offer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Descartes or any or all of its subsidiaries; (iii) other than as may have been previously announced, a purchase, sale or transfer of a material amount of assets of Descartes or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Descartes; (v) any material change in the present dividend policy, indebtedness or capitalization of Descartes; (vi) any other material change in

Descartes' corporate structure or business; (vii) any change in Descartes' constating document or by-laws or any actions which may impede the acquisition of control of Descartes by any person; (viii) a class of equity security of Descartes being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association; (ix) a class of equity security of Descartes becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) the suspension of Descartes' obligation, if any, to file reports pursuant to Section 15(d) of the Exchange Act.

     In evaluating the Offer, the Offeror and Descartes believe that a number of factors, including the following, should be considered by Debentureholders:

     (a) the Offer provides Debentureholders who are considering the sale of all or a portion of their Debentures the opportunity to deposit their Debentures for sale at the Purchase Price (subject to any applicable withholding tax) and, if any such Debentures are purchased pursuant to the Offer, to sell such Debentures for cash at a premium to trading prices for the Debentures prior to May 12, 2003, being the date on which the Offer and the Share Offer were announced (see Section 12, "Price Range of Debentures and Common Shares; Purchases and Distributions");

     (b) the Significant Debentureholder has agreed to deposit under the Offer U.S.$30,856,500 aggregate principal amount of Debentures at the Purchase Price (see Section 13, "Interest of Directors and Officers; Transactions and Arrangements Concerning the Offer; Commitment Agreement");

     (c) Debentureholders who tender Debentures to the Offer will avoid the payment of the usual brokerage commissions associated with market sales; and

     (d) the Offer is not conditional upon any minimum number of Debentures being deposited.

NONE OF THE OFFEROR, DESCARTES, THEIR RESPECTIVE BOARD OF DIRECTORS OR ANY REPRESENTATIVE THEREOF MAKES ANY RECOMMENDATION TO ANY DEBENTUREHOLDER AS TO WHETHER TO DEPOSIT OR REFRAIN FROM DEPOSITING ANY OR ALL OF SUCH DEBENTUREHOLDER'S DEBENTURES. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. DEBENTUREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS BASED ON THEIR OWN PARTICULAR CIRCUMSTANCES WHETHER TO DEPOSIT DEBENTURES AND, IF SO, THE AGGREGATE PRINCIPAL AMOUNT OF DEBENTURES TO DEPOSIT.

     DEBENTUREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF ACCEPTING THE OFFER. SEE SECTION 14, "INCOME TAX CONSIDERATIONS".

11.  VALUATION EXEMPTION

     Descartes has applied for relief from the applicable Canadian securities regulatory authorities exempting the Offeror and Descartes from the requirement to obtain and disclose in this Offer to Purchase an independent opinion as to a value or range of values for the Debentures. A valuation would not be required if the Debentures were not convertible into Common Shares. Descartes' exemption application was based upon submission that: (i) the convertibility feature of the Debentures is of no material value; (ii) the Debentures trade on the Toronto Stock Exchange as non-convertible, unsecured, subordinated debt based upon the underlying creditworthiness of Descartes as well as on the implied interest yield of the Debentures that investors can readily compare to other available income-producing securities; (iii) the Debentureholders know or are in a position to know and understand the terms attaching to the Debentures and the basis upon which the Debentures trade, including the prices and volumes at which the Debentures trade, which knowledge, together with the disclosure in this Offer to Purchase, will be sufficient for the Debentureholders to decide whether or not to tender to the Offer; and (iv) the Offer would provide immediate liquidity to Debentureholders, which would not otherwise necessarily be available through the Toronto Stock Exchange during the period in which the Offer would be outstanding. Accordingly, it was submitted that the possible benefit to Debentureholders of being provided with a formal valuation does not justify the expense to Descartes in obtaining one.

     In support of its application dated May 26, 2003, among other things, Descartes represented to the applicable Canadian provincial securities regulators that: (i) on May 13, 2003, the closing price of the Common Shares on the Toronto Stock Exchange was Cdn$3.12 which was approximately 6.4% of the conversion price of the Debentures at such time, based on the foreign exchange rates then in effect, and over the 12 complete months preceding the filing of the application, the Common Shares traded on the Toronto Stock Exchange in a range between Cdn$2.88 and Cdn$6.06 per Common Share; (ii) in the opinion dated June 2, 2003 of one of Descartes' financial advisers, Griffiths McBurney & Partners, a registered investment dealer, a copy of which opinion is attached hereto as Schedule "A", the convertibility feature of the Debentures is of no material value and the Debentures trade on the Toronto Stock Exchange as if they were non-convertible, unsecured, subordinated debt based on the underlying creditworthiness of the Company; (iii) over the 12 complete months preceding the filing of the application, the Debentures traded on the Toronto Stock Exchange on 158 out of 272 trading days, with an average daily trading value of U.S.$48,596 principal amount of Debentures on the days traded and the price range over that period was U.S.$680 to U.S.$930 per U.S.$1,000 principal amount of Debentures.

12.  PRICE RANGE OF DEBENTURES AND COMMON SHARES; PURCHASES AND DISTRIBUTIONS

        TRADING OF DEBENTURES. The Debentures are listed on the Toronto Stock Exchange. The following table sets forth, for the periods indicated, the high and low prices per U.S.$100 principal amount of Debentures and volumes of Debentures in units of U.S.$100 principal amount traded on such exchange as compiled by the Toronto Stock Exchange:

                                                         TSX
                                  ---------------------------------------------
MONTH ENDING                      HIGH (U.S.$)       LOW (U.S.$)         VOLUME
------------                      ------------       -----------         ------
2003
May ........................         93.00              84.00           299,687
April ......................         87.00              86.50             4,320
March ......................         87.96              85.50             4,610
February ...................         87.00              85.10             4,200
January ....................         87.00              84.00             4,210
2002
December ...................         86.00              81.00             2,760
November ...................         82.00              75.00            14,710
October ....................         76.00              73.00            10,100
September...................         75.00              72.00             4,800
August .....................         77.00              72.00            11,690
July .......................         72.00              68.00             5,050
June .......................         70.75              68.50            13,490
May ........................         71.00              68.00            12,920
April ......................         71.50              69.00             8,820

QUARTER ENDING
--------------
2003
March.......................         87.96              84.00            13,020
2002
December ...................         86.00              73.00            27,570
September...................         77.00              68.00            21,540
June........................         71.50              68.00            35,230
March.......................         76.00              70.00             8,390
2001
December ...................         75.00              58.00            17,060
September...................         80.00              62.00            15,240
June........................         92.01              75.00             5,650
March.......................        105.00              77.00             3,350

        On May 12, 2003, the last full trading day prior to the announcement of Descartes' intention to make the Offer, the closing price per U.S.$100 principal amount of Debentures on the Toronto Stock Exchange was U.S.$85.

     DEBENTUREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE DEBENTURES.

     TRADING OF COMMON SHARES. The Common Shares are listed and posted for trading on the Toronto Stock Exchange and the Nasdaq National Market under the symbols "DSG" and "DSGX", respectively. The following table sets forth, for the periods indicated, the high and low closing prices per share and the volumes traded on the Toronto Stock Exchange and the Nasdaq National Market, as compiled by the Toronto Stock Exchange and a published financial source, respectively.

                                             TSX                                                  NASDAQ
                        ---------------------------------------------        --------------------------------------------
MONTH ENDING            HIGH (CDN$)       LOW (CDN$)         VOLUME          HIGH (U.S.$)          LOW            VOLUME
------------            -----------       ----------         ------          ------------          ---            ------
                                                                                                 (U.S.$)
2003
May ................        3.72            2.94           11,255,800            2.65              2.13           594,849
April ..............        4.02            3.23            4,442,542            2.76              2.22           352,500
March ..............        4.75            3.20            3,089,596            3.18              2.15           321,560
February ...........        4.93            4.02            2,427,809            3.17              3.04            12,600
January ............        5.42            4.50            1,935,947            3.55              2.92           193,720
2002
December ...........        5.95            4.52            3,962,203            3.85              2.85           352,900
November ...........        5.59            4.06            4,856,516            3.53              2.59           493,180
October ............        4.85            3.21            5,159,217            3.10              2.04           256,850
September ..........        4.47            3.53            2,883,008            2.90              2.22           236,600
August .............        5.35            3.76            3,775,597            3.50              2.40           221,530
July ...............        5.55            4.32            3,304,976            3.60              2.80           444,600
June................        6.06            4.10            3,029,806            3.96              2.68           704,400
May.................        5.58            4.48            9,679,842            3.59              2.87           916,400
April ..............        7.54            5.09            5,205,708            4.69              3.32           988,500

                                             TSX                                                  NASDAQ
                        ---------------------------------------------        --------------------------------------------
QUARTER ENDING          HIGH (CDN$)       LOW (CDN$)         VOLUME          HIGH (U.S.$)          LOW            VOLUME
--------------          -----------       ----------         ------          ------------          ---            ------
                                                                                                 (U.S.$)
2003
March ..............        5.42            3.20            7,453,352            3.55              2.15           614,020
2002
December............        5.95            3.21           13,977,936            3.85              2.04         1,102,930
September...........        5.55            3.53            9,963,581            3.60              2.22           902,730
June................        7.54            4.10           17,915,356            4.69              2.68         2,609,300
March ..............       14.24            6.63           16,912,588            8.91              4.18         3,100,300
2001
December ...........       13.72            6.00           22,220,901            8.75              3.81         5,254,900
September...........       27.40            6.11           34,204,047           18.57              3.90        13,865,100
June................       37.27           15.80           32,717,385           24.15             10.06        15,837,800
March...............       44.35           18.00           30,498,080           29.43             11.62        18,544,100

     DISTRIBUTION OF DEBENTURES. The aggregate principal amount of U.S.$75,000,000 of Debentures was distributed in Canada pursuant to a short form prospectus dated June 26, 2000 and in the U.S. pursuant to an exemption from registration under the U.S. Securities Act of 1933, as amended, in each case at a price of U.S.$1,000 per U.S.$1,000 principal amount of Debentures for aggregate net proceeds to Descartes of U.S.$71,812,500 after deduction of underwriting fees and before deduction of other offering expenses.

     PREVIOUS PURCHASES AND SALES OF SECURITIES BY DESCARTES. On August 1, 2002, Descartes announced its intention to repurchase for cancellation by way of a substantial issuer bid offer expiring on September 6, 2002 up to an aggregate of U.S.$51,428,571 principal amount of its outstanding Debentures at a single price of U.S.$700 for each U.S.$1,000 principal amount of Debentures. Descartes purchased for cancellation an aggregate principal amount of U.S.$5,000 of Debentures pursuant to such offer. No sales and no other purchases of any securities of Descartes, including Debentures, have been made by Descartes during the twelve months preceding the Offer, excluding Common Shares issued pursuant to the exercise of options granted pursuant to Descartes' employee stock option plan.

     DIVIDEND POLICY. Descartes has not paid any cash dividends on its Common Shares to date. The Company currently intends to retain earnings to finance the operations of the business, and therefore, the Company does not anticipate paying cash dividends in the foreseeable future. The Company's dividend policy will be reviewed from time to time in the context of the Company's earnings, financial condition and other relevant factors.

13. INTEREST OF DIRECTORS AND SENIOR OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OFFER

     OWNERSHIP OF COMMON SHARES OF DESCARTES. The following table indicates, as of May 30, 2003, to the knowledge of management of Descartes after reasonable inquiry, the number of Common Shares beneficially owned or over which control or direction is exercised by each director and senior officer of Descartes and their representatives and associates, by each person that holds more than 10% of the outstanding Common Shares and by each person acting jointly or in concert with Descartes.

                                                                                                                    PERCENTAGE OF
                                                                                                     NUMBER OF       OUTSTANDING
NAME                               POSITION WITH DESCARTES                                             SHARES         SHARES(15)
----                               -----------------------                                             ------         ----------
Peter Schwartz (1)..............   Director, Chairman of the Board                                     795,438          1.52%
John Albright (2)...............   Director                                                             69,546           .13%
James Balsillie (3).............   Director                                                             72,370           .14%
Chris Hewat (4).................   Director                                                             18,248           .03%
Stephen Watt (5)................   Director                                                             13,079           .03%
Manuel Pietra (6)...............   Chief Executive Officer and President                                83,330           .16%
Colley Clarke (7)...............   Executive Vice-President, Finance & Chief Financial                 239,511           .46%
                                   Officer
Art Mesher (8)..................   Executive Vice-President, Corporate Strategy and Business           497,520           .95%
                                   Development
Bruce Gordon (9)................   Senior-Vice-President, Products and Technology                       70,900           .14%
Brandon Nussey (10).............   Senior-Vice-President, Operations Development                         5,060           .01%
Alec Moore (11).................   Senior Vice-President, Corporate Finance                             12,500           .03%
Massood Oroomchi (12)...........   Senior Vice-President, Finance & Administration                      14,500           .03%
Evros Psiloyenis................   Senior-Vice-President, Infrastructure and Support                         0             0%
Eduardo Abreu...................   General Manager, Latin America                                            0             0%
John Kellett....................   General Manager, Canada                                                   0             0%
Edward J. Ryan (13).............   General Manager, USA                                                 29,899           .06%
Kevin Taylor....................   General Manager, Asia Pacific                                             0             0%
Scott Pagan (14)................   Corporate Secretary                                                   5,000           .01%
All directors and senior
officers as a group (18                                                                              1,921,901          3.68%
persons)........................
PRIMECAP Management Company.....                                                                     5,698,600         10.91%
------------------------------------
(1)      Includes options to acquire 182,834 Common Shares which are or will be exercisable over the next 60 days.
(2)      Includes options to acquire 17,248 Common Shares which are or will be exercisable over the next 60 days.
(3)      Includes options to acquire 17,248 Common Shares which are or will be exercisable over the next 60 days.
(4)      Includes options to acquire 17,248 Common Shares which are or will be exercisable over the next 60 days.

(5)      Includes options to acquire 13,079 Common Shares which are or will be exercisable over the next 60 days.
(6)      Includes options to acquire 83,330 Common Shares which are or will be exercisable over the next 60 days.
(7)      Includes options to acquire 237,496 Common Shares which are or will be exercisable over the next 60 days.
(8)      Includes options to acquire 494,020 Common Shares which are or will be exercisable over the next 60 days.
(9)      Includes options to acquire 70,900 Common Shares which are or will be exercisable over the next 60 days.
(10)     Includes options to acquire 5,000 Common Shares which are or will be exercisable over the next 60 days.
(11)     Includes options to acquire 12,000 Common Shares which are or will be exercisable over the next 60 days.
(12)     Includes options to acquire 12,000 Common Shares which are or will be exercisable over the next 60 days.
(13)     Includes options to acquire 22,550 Common Shares which are or will be exercisable over the next 60 days.
(14)     Includes options to acquire 5,000 Common Shares which are or will be exercisable over the next 60 days.
(15)     Based on 52,231,711 Common Shares outstanding.

To the knowledge of management of Descartes after reasonable inquiry, no person named in the immediately preceding table beneficially owns or exercises control or direction over any Debentures or intends to deposit Common Shares under the Share Offer.

     COMMITMENTS TO ACQUIRE SECURITIES. Other than pursuant to the Share Offer, Descartes has no commitments to purchase Common Shares or, other than pursuant to the Offer, Debentures. As described in Section 25, "Recent Developments", and elsewhere in this Offer to Purchase, pursuant to the Share Offer, Descartes has, on the date hereof, made an offer to acquire 11,578,000 of its outstanding Common Shares for a cash price of not more than Cdn$3.85 and not less than Cdn$3.00 per Common Share (subject to any applicable withholding tax). To the knowledge of management of Descartes, after reasonable enquiry, no person named under "Interest of Directors and Officers; Transactions and Arrangements Concerning the Offer; Ownership of Securities of Descartes" has any commitment to acquire Common Shares or Debentures. Employees and directors of Descartes may, if eligible, participate in and acquire Common Shares pursuant to the employee stock option plan and employee share purchase plan of Descartes.

     CONTRACTS, ARRANGEMENTS AND UNDERSTANDINGS. The Significant Debentureholder has agreed, pursuant to a commitment agreement dated as of May 12, 2003 (the "Commitment Agreement") with Descartes to deposit under the Offer, within five days of the date of the Offer, U.S.$30,856,500 aggregate principal amount of Debentures, representing approximately 43% of the aggregate principal amount of outstanding Debentures, at a purchase price of U.S.$950 plus the amount of accrued interest for each U.S.$1,000 principal amount of Debentures. Under the Commitment Agreement, the Significant Debentureholder may terminate its obligations if: (i) the Significant Debentureholder's Debentures deposited under the Offer have not been taken up and paid for on or before the date the Debentures, other than the Significant Debentureholder's Debentures, are taken up and paid for under the Offer, and on or before the expiry of ten days after the expiry of the Offer; (ii) the Offer is withdrawn; or (iii) in the event that a Change of Control (as defined in the Trust Indenture pursuant to which the Debentures were created and issued) is publicly announced prior to the date of take-up and payment of the Significant Debentureholder's Debentures under the Offer. The Commitment Agreement shall terminate if the Debentures deposited under the Offer are not taken up and paid for prior to August 7, 2003. Other than the Commitment Agreement, there are no contracts, arrangements or understandings, formal or informal, between the Company and any holder of securities of Descartes with respect to the Offer or any person with respect to any security of Descartes in relation to the Offer.

14.  INCOME TAX CONSIDERATIONS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The Offeror and the Company have been advised by Blake, Cassels & Graydon LLP that the following summary accurately describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to Debentureholders who dispose of such securities pursuant to the Offer and who, for purposes of the Tax Act and at all relevant times hold their Debentures as capital property, deal at arm's length with Descartes and the Offeror and are not affiliated with Descartes or the Offeror. Debentures held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing, are generally not held as capital property and are subject to special "mark-to-market" rules which are not discussed herein.

     The summary takes into account the current provisions of the Tax Act, the regulations thereunder, the current administrative policies and assessing practices of the Canada Customs and Revenue Agency ("CCRA") and all specific proposals to amend the Tax Act and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not take into account or anticipate any other changes in law, or in administrative policies or assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR DEBENTUREHOLDER. DEBENTUREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

FOREIGN CURRENCY
----------------

     For purposes of the Tax Act, all amounts relevant in computing a Debentureholder's liability under the Tax Act must be computed in Canadian currency. Any amount denominated in U.S. dollars (including adjusted cost base, proceeds of disposition and payments of interest) must be converted into Canadian dollars based on the Canada/U.S. currency exchange rate prevailing at the time the particular amount arises.

RESIDENTS OF CANADA
-------------------

     The following portion of the summary applies only to Debentureholders who, at all relevant times, are resident or deemed to be resident in Canada for purposes of the Tax Act.

     A Debentureholder who sells Debentures to the Offeror pursuant to the Offer will be considered to have disposed of such Debentures for proceeds of disposition equal to the Purchase Price (less the portion thereof that relates to accrued interest). The Debentureholder will realize a capital gain (capital loss) on the disposition of the Debentures sold equal to the amount by which the Debentureholder's proceeds of disposition, net of any reasonable costs of disposition, are greater than (or less than) the adjusted cost base of such Debentures to the Debentureholder immediately before the disposition. The portion of the Purchase Price that relates to accrued interest is required to be included in computing the income of the Debentureholder for the taxation year in which the Debentures are disposed of, except to the extent such interest was otherwise included in the income of the Debentureholder for that year or a previous year.

     Under the Tax Act, one-half of any capital gain (capital loss) realized by a Debentureholder is a taxable capital gain (an allowable capital loss). Taxable capital gains must be included in computing the income of a Debentureholder for the year in which the disposition occurs. Allowable capital losses may be deducted only against taxable capital gains subject to and in accordance with the provisions of the Tax Act. In certain circumstances, such as where a Debentureholder (or person affiliated with the Debentureholder for purposes of the Tax Act) acquires other Debentures during the period that begins 30 days before and ends 30 days after the disposition and at the end of that period owns such Debentures, the Debentureholder's loss from the disposition is deemed to be nil.

NON-RESIDENTS OF CANADA
-----------------------

     The following portion of the summary applies only to Debentureholders who, at all relevant times, for purposes of the Tax Act, are not resident or deemed to be resident in Canada, and do not use or hold and are not deemed to use or hold Debentures in carrying on business in Canada. Special rules not discussed below may apply to a Debentureholder that is a non-resident insurer which carries on business in Canada and elsewhere.

A non-resident Debentureholder will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any amount in respect of a capital loss) realized on the disposition of Debentures to the Offeror pursuant to the Offer unless the Debentures constitute "taxable Canadian property" of the Debentureholder and the Debentureholder is not entitled to relief under an applicable tax treaty or convention. As long as the Common Shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and Nasdaq National Market), the Debentures will not constitute taxable Canadian property of a Debentureholder unless at any time during the 60 month period immediately preceding the disposition, the Debentureholder, persons with whom the Debentureholder does not deal at arm's length, or the Debentureholder together with such persons, owns not less than 25% of the issued shares of any class or series of Descartes. A Debentureholder who would exceed this 25% threshold based solely on the number of Common Shares that would be owned by such Debentureholder (either alone or together with such persons) upon conversion of Debentures should contact its own tax adviser for advice as to whether such Debentures constitute taxable Canadian property.

     The Offeror will withhold tax in accordance with Part XIII of the Tax Act on the portion of the Purchase Price that relates to accrued interest on the basis that such amount may be deemed to be interest in accordance with Part XIII of the Tax Act. In addition, to the extent (if any) that the Purchase Price of a Debenture (excluding the portion thereof that relates to accrued interest) exceeds the price for which the Debenture was issued (each calculated in Canadian dollars using the prevailing exchange rate at the relevant time), the Offeror will withhold tax on such excess on the basis that such excess may be deemed to be interest in accordance with Part XIII of the Tax Act. The rate of such withholding tax is generally 25% of the interest payment, subject to reduction under an applicable tax treaty between Canada and the Debentureholder's jurisdiction of residence. The rate applicable under the Canada-United States Income Tax Convention (1980) (the "Convention") is generally 10% where the non-resident Debentureholder is the beneficial owner of the interest and is a resident of the United States for purposes of the Convention.

     If the Minister of National Revenue (the "Minister") issues a "certificate of exemption" under the Tax Act to a non-resident Debentureholder, and such certificate of exemption is in force at the time interest is deemed to be paid or credited to the Debentureholder, the Offeror would not be required to withhold tax on deemed interest provided the Debentureholder deals at arm's length with the Offeror at the time such interest is deemed to be paid or credited. In general, a certificate of exemption may be issued by the Minister to a non-resident Debentureholder that is resident in a country which imposes an income tax, is exempt from income tax under the laws of that country and either would be exempt from tax if the Debentureholder were resident in Canada or is a trust or corporation operated exclusively to administer or provide pension or employee benefits or is a charitable organization.

     Under the Convention, interest paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in the United States is generally exempt from Canadian non-resident withholding tax. Provided certain administrative procedures are observed by such an organization, the Offeror would not be required to withhold tax from interest deemed to be paid or credited to such an organization.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The Offeror and the Company have been advised by Testa, Hurwitz & Thibeault, LLP that the following general summary (exclusive of statements attributed to the Company) describes certain United States federal income tax consequences generally applicable to U.S. Holders (as defined below) who tender and sell Debentures to the Offeror pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, administrative rulings, and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect).

     This summary is not a complete description of all of the U.S. federal income tax consequences applicable to U.S. Holders participating in the Offer and, in particular, does not address U.S. federal income tax considerations applicable to Debentureholders that are subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, Debentureholders that hold their Debentures as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, Debentureholders that have owned or are deemed to have owned 10% or more of the total combined voting power of all classes of stock of the Company at any time during the five-year period ending on the date the Debentureholder sells the Debentures pursuant to the Offer, and Debentureholders that do not hold the Debentures as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code). Debentureholders that are subject to special treatment or that are not U.S. Holders may be subject to different tax consequences, including different information reporting and withholding consequences, and should consult their own tax advisors.

     In addition, this summary does not discuss any aspect of U.S. state and local tax laws or non-U.S. tax laws that may be applicable to any Debentureholder, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

     This summary assumes that (i) the Debentures constitute debt rather than equity for U.S. federal income tax purposes and (ii) upon the original issuance of the Debentures, there was no intention to call the Debentures before maturity.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY. IT IS NOT INTENDED TO CONSTITUTE, AND SHOULD NOT BE CONSTRUED TO CONSTITUTE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. HOLDER. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

     Except as otherwise set forth below, and subject to the qualifications noted above, the following discussion is limited to the U.S. federal income tax consequences relevant to a U.S. Holder. A "U.S. Holder" is a Debentureholder that is:

o an individual who is a citizen or resident of the United States for federal income tax purposes;

o a corporation (or other entity taxed as a corporation) created or organized under the laws of the United States or a political subdivision thereof;

o an estate the income of which (other than income that is effectively connected with a U.S. trade or business) is subject to U.S. federal income taxation regardless of source; or

o a trust if (a) a U.S. court is able to exercise primary supervision over the trust's administration, and (b) one or more U.S. persons, as defined under Section 7701(a)(30) of the Code, have authority to control all of the trust's substantial decisions.

     The tax treatment of a partner in a partnership may depend on both the partnership's and the partner's status. Partnerships tendering Debentures and persons holding beneficial interests in Debentures through a partnership are urged to consult their own tax advisors.

     GAIN OR LOSS. The receipt of cash for Debentures pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes. The tax consequences of such receipt may vary depending upon, among other things, the particular circumstances of the holder. In general, a U.S. Holder who receives cash for Debentures pursuant to the Offer will recognize gain or loss, if any, for U.S. federal income tax purposes equal to the difference between (a) the amount realized in exchange for the Debentures tendered less any amounts attributable to accrued interest that have not been reflected in the U.S. Holder's adjusted tax basis in the Debentures (see "Interest income" below), and
(b) such holder's adjusted tax basis in such Debentures. A U.S. Holder's adjusted tax basis for a Debenture is generally the price such holder paid for the Debenture, increased by any market discount previously included in such holder's income and reduced (but not below zero) by any amortized premium. Except as noted below (including in the discussion of "Passive Foreign Investment Companies"), any gain or loss recognized by a Debentureholder on the sale of Debentures pursuant to the Offer will generally give rise to capital gain or loss if the Debenture is held as a capital asset, and will generally be long-term capital gain or loss if the U.S. Holder's holding period in the Debenture for U.S. federal income tax purposes is more than one year. A U.S. Holder who has acquired a Debenture with market discount will generally be required to treat all or a portion of the gain, if any, on the disposition of Debentures pursuant to the Offer as ordinary income to the extent of the market discount accrued to the date of the disposition, less any accrued market discount income previously reported as ordinary income. Capital losses are subject to limitations on deductibility for U.S. federal income tax purposes.

     INTEREST INCOME. Amounts received by a U.S. Holder in respect of interest on the Debentures, including any amounts attributable to accrued interest that have not been reflected in the U.S. Holder's adjusted tax basis in the Debentures, will generally be taxable as ordinary income.

PASSIVE FOREIGN INVESTMENT COMPANIES - CONSIDERATIONS APPLICABLE TO U.S.
------------------------------------------------------------------------
DEBENTUREHOLDERS
----------------

     The rules governing "passive foreign investment companies" ("PFICs") can have significant adverse tax effects on U.S. persons treated as owning stock or other equity interests in the Company, including

Debentureholders by reason of their ownership of convertible debt obligations of the Company. Some, but not all, of the potential adverse consequences under the PFIC rules are summarized in general terms below, and Debentureholders should consult their tax advisors in order to consider these and other consequences in their particular circumstances under the PFIC rules.

     A foreign corporation such as the Company generally is classified as a PFIC if, for any taxable year, either:

o 75% or more of its gross income constitutes "passive income" (generally, interest, dividends, and certain types of gains, rents, and royalties) (the "Income Test"), or

o the "average percentage of assets . . . held by such corporation during the taxable year" which constitute "passive assets" (generally, assets that produce passive income or are held for the production of such income) is at least 50% (the "Assets Test").

     Under proposed Treasury regulations, if a U.S. person has any equity interest in a PFIC, including an option to acquire shares of a PFIC, such U.S. person is treated for certain purposes as owning shares of a PFIC ("PFIC equity interests"). PFIC equity interests held by a U.S. person will be treated as stock in a PFIC if, at any time during the holding period of such U.S. person, the Company was a PFIC. Because the Debentures are convertible into stock of the Company, the Debentures are treated as options, and thus as PFIC equity interests, for certain purposes under these PFIC rules. FOR THIS REASON, IT IS POSSIBLE THAT U.S. PERSONS WHO ARE DEBENTUREHOLDERS, AS WELL AS U.S. PERSONS WHO ACTUALLY OWN STOCK OR OTHER EQUITY INTERESTS IN THE COMPANY, MAY SUFFER CERTAIN ADVERSE U.S. TAX CONSEQUENCES IF THE COMPANY WAS A PFIC FOR ANY TAXABLE YEAR DURING ANY PART OF WHICH SUCH PERSONS HELD THEIR INVESTMENTS IN THE COMPANY. Accordingly, U.S. Holders should consider such potential adverse consequences in determining whether to sell Debentures pursuant to the Offer.

     Under the PFIC rules, a penalty tax may be imposed on any U.S. person treated as owning a PFIC equity interest when that person receives an "excess distribution" with respect to such PFIC equity interest or disposes of such PFIC equity interest at a gain. In general, the penalty tax is equivalent to U.S. federal income tax imposed at ordinary income tax rates and calculated as if any gain on that sale were realized (or the excess distribution were made) ratably over the holding period of the PFIC equity interest (with the tax attributable to prior years calculated as if the maximum ordinary income tax rates during such years were applicable), plus an interest charge imposed with respect to those taxes deemed to be attributable to prior years.

     Determining whether a foreign corporation is a PFIC under either the Income Test or the Assets Test generally requires an annual factual determination of its proportions of passive income and passive assets in relation to its total income and assets, respectively, under the PFIC rules. A determination of the Company's PFIC status will depend upon the nature and sources of the Company's income and the relative values of the Company's passive assets, such as cash, and of its non-passive assets, including goodwill related to its non-passive assets, during the year. A special rule in the Code provides that, under specified circumstances, certain investments in stock of U.S. corporations made by a qualifying U.S. subsidiary of the foreign corporation will generally be treated as non-passive for purposes of applying these rules. The U.S. Internal Revenue Service ("IRS") has indicated in an IRS Notice that in applying the Assets Test it will take the position that "the average value of the assets for the taxable year of the foreign corporation will be the average of the fair market values of the assets determined as of the end of each quarterly period" during such taxable year. There is legislative history indicating that, in applying the PFIC rules, "it is intended that the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities." Assuming the use of this method in applying the PFIC rules with respect to the Company, the total value of the Company's assets for purposes of determining its PFIC status would be largely a function of the trading price of its shares, and thus subject to significant change during each year.

     APPLYING PFIC RULES TO A DISPOSITION OF DEBENTURES. The Company's financial adviser, Griffiths McBurney & Partners, has opined that the convertibility feature of the Debentures is of no material value and that the Debentures trade on the Toronto Stock Exchange as if they were non-convertible, unsecured, subordinated debt. Where the conversion privilege of the Debentures is of no material value, it is possible that the proceeds of a disposition of Debentures (pursuant to the Offer or otherwise) could be viewed as having been received for the Debenture without regard to the conversion feature, and not in exchange for an option to acquire stock in the Company. If, however, all or a portion of the Debentures are treated as options, and thus as PFIC equity interests, for purposes of the PFIC rules and the Company is a PFIC, then depending on a Debentureholder's circumstances, gain on the disposition of Debentures could be subject to tax as ordinary income and to the interest charge, as described above. The application of the PFIC rules to the disposition of convertible debt securities such as the Debentures is unclear, and the IRS has not provided specific guidance on the matter. In addition, the treatment of interest on the Debentures is not clear under the PFIC rules, and it is possible that those rules, as described above, may apply to some or all of the interest on the Debentures. In any event, as described above under "Interest income," interest on the Debentures will be taxable as ordinary income.

     CERTAIN PFIC ELECTIONS AVAILABLE UNDER CERTAIN CONDITIONS TO U.S. STOCKHOLDERS. If the Company were classified as a PFIC, a U.S. person actually owning stock in the Company could, subject to certain conditions, elect to treat such stock as stock in a "qualified electing fund" (a "QEF Election"), in which case such stockholder would be required to include in current U.S. taxable income a proportionate share of the Company's earnings and profits in years in which the Company is classified as a PFIC, but under certain conditions any gain subsequently recognized upon the sale of Company stock by such U.S. stockholder generally may be taxed as capital gain. Alternatively, a U.S. stockholder of the Company could make an election (a "Mark-to-Market Election") pursuant to which such stockholder would recognize an amount of ordinary income or loss each year in an amount equal to the difference between the fair market value of such stockholder's shares in the Company and such stockholder's adjusted tax basis therein. Losses would be allowed only to the extent of income, net of losses, previously recognized pursuant to the Mark-to-Market Election. The Company does not undertake to provide stockholders with the necessary information to make a QEF Election or Mark-to-Market Election. U.S. persons should consult with their own tax advisors regarding the availability, consequences, advisability, and manner of making either the QEF Election or the Mark-to-Market Election if the Company is treated as a PFIC.

     The Company does not believe that it was a PFIC for its taxable year ending on January 31, 2003. PFIC status is determined as of the end of each taxable year, and is dependent on a number of factors, including the value and composition of a corporation's asset and the amount and type of its gross income during the year. In addition, changes in the Company's stock price, changes in the nature and magnitude of the Company's income or assets, changes in the levels of cash or other potentially passive assets, changes in the level of the Company's indebtedness, and other factors may affect the likelihood of PFIC status in the current taxable year or other years. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any other period. The Company has not assumed, and does not assume, any obligation to make timely disclosure with respect to its PFIC status.

     IN VIEW OF THE COMPLEXITY OF THE PFIC RULES AND THE LACK OF GUIDANCE AS TO THEIR POTENTIAL APPLICATION TO A DISPOSITION OF DEBENTURES, U.S. HOLDERS SHOULD CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC RULES TO THE DISPOSITION OF DEBENTURES (INCLUDING THE TREATMENT OF GAIN RECOGNIZED ON DISPOSITION AND THE TREATMENT OF ACCRUED INTEREST). U.S. STOCKHOLDERS AND ALL OTHER U.S. PERSONS TREATED AS OWNING EQUITY INTERESTS IN THE COMPANY SHOULD SIMILARLY CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC AND OTHER U.S. TAX RULES APPLICABLE WITH RESPECT TO STOCK OR OTHER EQUITY INTERESTS IN THE COMPANY.

FOREIGN TAX CREDIT
------------------

     Any withholding tax imposed by Canada on interest may be eligible for treatment as a foreign income tax for which a U.S. Holder may claim a credit against such U.S. Holder's United States federal income tax, subject to applicable limitations on the use of foreign tax credits. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitations and other rules in their particular situations.

UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING
----------------------------------------------------------

     U.S. Holders that do not appropriately complete the substitute Form W-9 as included in the Letter of Transmittal may be subject to United States "backup withholding tax" with respect to payments made to them. The amount of backup withholding tax will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income taxes, may entitle such U.S. Holder to a refund or credit provided that the required information is furnished to the Internal Revenue Service.

THE FOREGOING GENERAL SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS WITH RESPECT TO U.S. HOLDERS PARTICIPATING IN THE OFFER, AND IT DOES NOT DESCRIBE ANY OTHER U.S. FEDERAL, ANY U.S. STATE AND LOCAL, OR ANY NON-U.S. TAX CONSIDERATIONS. AS INDICATED, THE SUMMARY IS NOT INTENDED TO CONSTITUTE TAX ADVICE TO ANY PARTICULAR U.S. HOLDER, AND U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN APPLICABLE TAX LAWS.

15.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     Descartes is not aware of any license or regulatory permit that is material to Descartes' business that might be adversely affected by the Offeror's acquisition of Debentures pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Debentures by the Offeror pursuant to the Offer other than as outlined in this Section. Descartes has filed with various Canadian securities regulators an application seeking exemptive relief from the valuation requirements under provincial securities legislation with respect to the Offer. The Offeror and Descartes anticipate receiving an order granting the necessary relief prior to the Expiration Date. Should any such approval or other action be required, the Offeror and Descartes currently contemplate that such approval or other action will be sought. The Offeror cannot predict whether it may determine that it must delay the acceptance for payment of Debentures deposited pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to Descartes' business. The Offeror's obligations under the Offer to accept for payment and pay for Debentures are subject to certain conditions. See Section 5, "Certain Conditions of the Offer".

16.  PRIOR VALUATIONS

     To the knowledge of the directors and officers of Descartes, after reasonable inquiry, no material appraisal or valuation regarding Descartes, its securities or its material assets has been prepared within the two years preceding the date hereof.

17.  SOURCE AND AMOUNT OF FUNDS

     The cash consideration for the Offer will be a maximum of U.S.$42,750,000, not including interest and disregarding any effects of rounding to the nearest whole U.S.$1,000 principal amount of Debentures in the event that deposits of Debentures under the Offer are prorated. See Section 1, "Principal Debentures; Proration". This cash consideration, together with any related fees and expenses, will be financed by cash invested by Descartes in the Offeror through the application of cash, cash equivalents and/or marketable securities currently held by Descartes.

18.  DEPOSITARY

     The Offeror has appointed CIBC Mellon Trust Company to act as a Depositary for: (i) the receipt of certificates representing Debentures and related Letters of Transmittal deposited under the Offer; (ii) the receipt of certificates representing Debentures delivered pursuant to the procedures for guaranteed delivery set forth in Section 2 of the Offer, "Procedure for Depositing Debentures"; (iii) the receipt from the Offeror of cash to be paid in consideration of the Debentures acquired by the Offeror under the Offer, as agent for the depositing Debentureholders; and (iv) the transmittal of such cash to the depositing Debentureholders as agent for the depositing Debentureholders. The Depositary may contact Debentureholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Debentureholders to forward materials relating to the Offer to beneficial owners. The Depositary is not an affiliate of the Company.

19.  FINANCIAL ADVISERS

     Credit Suisse First Boston Canada Inc. ("CSFB") and Griffiths McBurney & Partners ("GMP") have been retained by Descartes to act as its financial advisers on various aspects of the Offer, including the structure and terms of the Offer. In addition, Credit Suisse First Boston LLC, the U.S. broker-dealer affiliate of CSFB, will act as U.S. Dealer Manager for the Offer and GMP will act as Canadian Dealer Manager for the Offer. GMP has provided an opinion, a copy of which is attached hereto as Schedule "A", on the value of the convertibility feature of the Debentures and the basis upon which the Debentures trade (the "Debenture Opinion"). See Section 11, "Valuation Exemption".

     CSFB and GMP have also been retained by Descartes to act as its financial advisers on various aspects of the Share Offer, including the structure and terms of the Share Offer. CSFB and its U.S. broker-dealer affiliate, Credit Suisse First Boston LLC, will act as Canadian and U.S. Dealer Managers, respectively, for the Share Offer. GMP will be a member of the Canadian soliciting dealer group for the Share Offer. GMP has also provided a liquidity opinion in connection with the Share Offer (the "Liquidity Opinion").

     In the two year period prior to the date of this Offer to Purchase, CSFB acted as financial adviser to Descartes in connection with Descartes' acquisition of all of the outstanding shares of TranSettlements, Inc. in June 2001 and all of the outstanding shares of Centricity, Inc. in July 2001.

     In the two year period prior to the date of this Offer to Purchase, GMP acted as broker appointed by Descartes for the purpose of purchases of Debentures made pursuant to a normal course issuer bid and, together with its U.S. broker-dealer affiliate, Griffiths McBurney & Partners Corp., as dealer managers for the substantial issuer bid for Debentures of Descartes dated August 1, 2002. Prior thereto, GMP acted as lead underwriter on other financings by Descartes including lead underwriter in connection with a public offering of Common Shares for gross proceeds of Cdn$192,000,000 completed on October 24, 2000 and the offering of the Debentures completed on June 30, 2000.

20.  FEES AND EXPENSES

     Descartes paid CSFB upon engagement a fee of U.S.$25,000 for strategic advisory services provided by it to Descartes, including an evaluation of the merits of making the Offer and the Share Offer. Descartes has also agreed to pay CSFB a work fee of U.S.$25,000 for financial advisory services provided in connection with the Offer, as well as a work fee of U.S.$25,000 for financial advisory services provided on the Share Offer. Success fees are also payable to CSFB in respect of the Offer and the Share Offer. A success fee of up to U.S.$106,250 is payable in such proportion as the aggregate principal amount of Debentures acquired under the Offer bears to the U.S.$45,000,000 aggregate principal amount of Debentures which the Offeror has offered to acquire under the Offer. A success fee of up to U.S.$56,250 is payable in such proportion as the aggregate number of Common Shares acquired by Descartes under the Share Offer bears to the 11,578,000 Common Shares which Descartes has offered to acquire under the Share Offer. The success fees payable under the Offer and the Share Offer are payable to CSFB upon completion or termination of the Offer and the Share Offer.

     Descartes paid GMP upon engagement a fee of U.S.$25,000 for strategic advisory services provided by it to Descartes, including an evaluation of the merits of making the Offer and the Share Offer. Descartes has also agreed to pay GMP U.S.$37,500 upon delivery of the Debenture Opinion and U.S.$37,500 upon delivery of the Liquidity Opinion. Descartes has agreed to pay a further fee to GMP of U.S.$106,250 upon the earlier of (i) completion or termination of the Offer and (ii) the termination of the engagement of GMP by Descartes. A further fee of U.S.$56,250 is payable by Descartes to GMP in connection with the Share Offer on the same terms.

     Descartes has also agreed to reimburse CSFB and GMP for certain reasonable out-of-pocket expenses incurred in connection with the Offer and the Share Offer and to indemnify CSFB and GMP and their respective affiliates against certain liabilities, including certain liabilities under securities legislation.

     The Depositary will receive reasonable and customary compensation for its respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under securities legislation.

     Descartes will not pay any fees or commissions to any broker or dealer or any other person (other than CSFB and GMP) for soliciting deposits of Debentures pursuant to the Offer or deposits of Common Shares under the Share Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Descartes for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

     Descartes and the Offeror expect to incur aggregate expenses of approximately U.S.$500,000 in connection with the Offer, including financial advisory fees, legal fees, accounting fees, filing fees and printing expenses.

21.  STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides securityholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Debentureholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

22.  NOTICE

     Any notice to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Debentures at their respective addresses as shown on the debenture registers maintained in respect of the Debentures and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Debentureholders and (ii) an interruption of mail service in Canada following mailing. In the event of an interruption of mail service following mailing, the Offeror will use reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices in Canada are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Debentureholders if it is issued by way of a public announcement and if it is published in an English language daily newspaper of general circulation in Canada and in a French language daily newspaper of general circulation in the province of Quebec.

23.  OTHER TERMS

     No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror or Descartes other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized.

     The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

     The Offer is not being made to nor will deposits of Debentures be accepted from or on behalf of Debentureholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Debentureholders in any such jurisdiction.

24.  ADDITIONAL INFORMATION

     Descartes is subject to the information and reporting requirements of the securities regulatory authorities of the provinces of Canada relating to its business, financial condition and other matters. The Company will file copies of this Offer to Purchase and other material with such securities regulatory authorities, copies of which may be accessed electronically by means of such authorities' website on the Internet at www.sedar.com.

     Descartes is also subject to the information and reporting requirements of the SEC relating to its business, financial condition and other matters. The Company will file an Issuer Tender Offer Statement on Schedule 13E-4F with the SEC. Such material and other information may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such material may also be accessed electronically by means of the SEC's website on the Internet at www.sec.gov.

25.  RECENT DEVELOPMENTS

     On May 6, 2003, Descartes announced its preliminary financial results for the three months ended April 30, 2003. Descartes announced that, based on preliminary information, total revenues for the period were expected to be approximately U.S.$14.0 to U.S.$14.4 million, representing a decline of approximately 15 percent when compared to total revenues of U.S.$16.8 million in the three months ended April 30, 2002.

     Descartes also announced that it would implement a downsizing of its global operations by approximately 130 employees and that it is expected that the total annualized expense reduction of the downsizing would be U.S.$13.0 million once completed and that Descartes would record restructuring and other nonrecurring charges of approximately U.S.$12.5 to U.S.$13.5 million.

     Descartes also announced that concurrent with Descartes' downsizing initiatives, the Board of Directors of Descartes would undertake a series of corporate governance initiatives. The first of these is to separate the positions of chairman and chief executive officer, providing for the desired separation of management from the board of directors, effective as of May 6, 2003. Second, commencing with the reporting of its financial results for the three months ended April 30, 2003, the Company will no longer refer to non-GAAP financial measures in reporting its earnings (losses). Finally, the Board of Directors has established a corporate governance committee with the objective of developing recommendations on further initiatives aimed at enhancing the effectiveness of the Board of Directors.

     On May 15, 2003, Descartes announced that it had completed employee communications related to the downsizing of its global operations and that its vice chairman and its executive vice president, Corporate Development, had departed from the Company.

     On the date hereof, Descartes has made the Share Offer, pursuant to which it has offered to purchase up to 11,578,000 of its outstanding Common Shares for a cash price of not more than Cdn$3.85 and not less than Cdn$3.00 per Common Share (subject to any applicable withholding tax). Debentureholders should review the Share Offer for the full terms and conditions thereof.

26. SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following is the summary historical consolidated financial information and unaudited pro forma consolidated financial statements of Descartes for the years indicated. The unaudited pro forma consolidated financial statements are provided to illustrate the financial impact of the purchase of the Debentures under the Offer, assuming the Offeror purchases the maximum aggregate principal amount of U.S.$45,000,000 on the dates indicated. Additional pro forma adjustments are also provided to illustrate the impact of the purchase for cash of 11,578,000 Common Shares at the maximum price of Cdn$3.85 (U.S.$2.52) per share pursuant to the Share Offer.

THE DESCARTES SYSTEMS GROUP INC.
HISTORICAL CONSOLIDATED BALANCE SHEETS
(US dollars in thousands, except per share amounts; US GAAP)
----------------------------------------------------------------------------------------------------------
                                                                   January 31, 2003       January 31, 2002
                                                                      (unaudited)
                                                                   ---------------------------------------

ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                               21,195                 36,101
   Marketable securities                                                    8,521                 82,485
   Accounts receivable
      Trade                                                                14,036                 18,434
      Other                                                                 2,819                  7,540
   Prepaid expenses and other                                               3,020                  4,220
---------------------------------------------------------------------------------------------------------
                                                                           49,591                148,780
MARKETABLE SECURITIES                                                     144,386                 82,444
CAPITAL ASSETS                                                             12,151                 10,261
LONG-TERM INVESTMENTS                                                       3,300                  3,250
GOODWILL                                                                   17,603                103,456
INTANGIBLE ASSETS                                                          13,606                 37,967
DEFERRED CHARGES                                                            1,638                  2,364
---------------------------------------------------------------------------------------------------------
                                                                          242,275                388,522
---------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                                         3,964                  3,376
   Accrued liabilities                                                      8,673                 10,428
   Deferred revenue                                                         2,923                  5,616
---------------------------------------------------------------------------------------------------------
                                                                           15,560                 19,420
CONVERTIBLE DEBENTURES                                                     71,995                 73,500
---------------------------------------------------------------------------------------------------------
                                                                           87,555                 92,920
---------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
   Common shares
      Authorized  - Unlimited
      Issued  - 52,224,511 (January 31, 2002 - 52,229,333)                468,618                468,445
   Additional paid-in capital                                               5,201                  5,201
   Unearned deferred compensation                                           (690)                (1,157)
   Accumulated other comprehensive loss                                   (1,506)                  (200)
   Accumulated deficit                                                  (316,903)              (176,687)
---------------------------------------------------------------------------------------------------------
                                                                          154,720                295,602

---------------------------------------------------------------------------------------------------------
                                                                          242,275                388,522

---------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY PER SHARE                                               2.96                   5.66
---------------------------------------------------------------------------------------------------------

THE DESCARTES SYSTEMS GROUP INC.
HISTORICAL CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except per share amounts; US GAAP)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Year Ended January 31,
                                                                                     2003                2002                2001
                                                                                 (unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES
   License and network                                                              59,311              67,256              52,221
   Service and maintenance                                                          11,072              12,266              14,428
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    70,383              79,522              66,649
-----------------------------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
   Cost of license and network                                                      16,573              16,223              10,256
   Cost of service and maintenance                                                  10,058              11,478              11,915
   Sales and marketing                                                              29,943              29,543              23,008
   Research and development                                                         15,223              25,385              16,189
   General and administrative                                                       12,895              10,751               8,618
   Amortization of goodwill                                                              -              24,521              11,291
   Amortization of intangible assets                                                10,100               8,039               2,924
   Impairment of goodwill                                                           86,689                   -                   -
   Impairment of intangible assets                                                  17,980                   -                   -
   Write-down of long-term investments                                                   -               9,783                   -
   Purchased in-process research and development                                         -               4,500              19,033
   Restructuring cost                                                               11,712               3,984                   -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   211,173             144,207             103,234
-----------------------------------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                                              (140,790)            (64,685)            (36,585)
===================================================================================================================================

OTHER INCOME (EXPENSE)
   Interest expense                                                                 (4,619)             (5,012)             (2,985)
   Investment income                                                                 6,493              10,705               8,254
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     1,874               5,693               5,269
-----------------------------------------------------------------------------------------------------------------------------------

LOSS BEFORE INCOME TAXES, MINORITY INTEREST
        AND EXTRAORDINARY ITEM                                                    (138,916)            (58,992)            (31,316)

INCOME TAX RECOVERY (EXPENSE) - CURRENT                                                362                 (78)               (310)
-----------------------------------------------------------------------------------------------------------------------------------

LOSS BEFORE MINORITY INTEREST AND EXTRAORDINARY ITEM                              (138,554)            (59,070)            (31,626)

MINORITY INTEREST                                                                      448                   -                   -
-----------------------------------------------------------------------------------------------------------------------------------

LOSS BEFORE EXTRAORDINARY ITEM                                                    (138,106)            (59,070)            (31,626)

EXTRAORDINARY ITEM
   Gain (loss) on purchase of convertible debentures
    (net of income taxes of nil)                                                       (89)                352                   -
-----------------------------------------------------------------------------------------------------------------------------------

LOSS                                                                              (138,195)            (58,718)            (31,626)
===================================================================================================================================

LOSS PER SHARE BEFORE EXTRAORDINARY ITEM
   Basic and diluted                                                                 (2.64)              (1.16)              (0.72)
===================================================================================================================================

LOSS PER SHARE AFTER EXTRAORDINARY ITEM
   Basic and diluted                                                                 (2.65)              (1.15)              (0.72)
===================================================================================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic and diluted (thousands)                                                    52,234              50,858              44,218
===================================================================================================================================

THE DESCARTES SYSTEMS GROUP INC.
PRO FORMA CONSOLIDATED BALANCE SHEET
(US dollars in thousands, except per share amounts; US GAAP)
------------------------------------------------------------------------------------------------------------------------------------
                                                          Pro Forma                                Pro Forma
                                            Historical    Debenture                 Pro Forma   Common Share              Pro Forma
                                           January 31,     Purchase               January 31,       Purchase            January 31,
                                                  2003  Adjustments                      2003    Adjustments                   2003
                                           (unaudited)  (unaudited)     Notes     (unaudited)    (unaudited)    Notes   (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                    21,195         (710)   III A 1.        20,485           (500)  III B 1.      19,985
   Marketable securities                         8,521                                  8,521                                 8,521
   Accounts receivable                                                                      -                                     -
      Trade                                     14,036                                 14,036                                14,036
      Other                                      2,819                                  2,819                                 2,819
   Prepaid expenses and other                    3,020                                  3,020                                 3,020
------------------------------------------------------------------------------------------------------------------------------------
                                                49,591         (710)                   48,881           (500)                48,381
MARKETABLE SECURITIES                          144,386      (42,750)   III A 4.       101,636        (29,152)  III B 2.      72,484
CAPITAL ASSETS                                  12,151                                 12,151                                12,151
LONG-TERM INVESTMENTS                            3,300                                  3,300                                 3,300
GOODWILL                                        17,603                                 17,603                                17,603
INTANGIBLE ASSETS                               13,606                                 13,606                                13,606
DEFERRED CHARGES                                 1,638       (1,024)   III A 2.           614                                   614
------------------------------------------------------------------------------------------------------------------------------------
                                               242,275      (44,484)                  197,791        (29,652)               168,139
====================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                              3,964                                  3,964                                 3,964
   Accrued liabilities                           8,673         (210)   III A 1.         8,463                                 8,463
   Deferred revenue                              2,923                                  2,923                                 2,923
------------------------------------------------------------------------------------------------------------------------------------
                                                15,560         (210)                   15,350              -                 15,350
CONVERTIBLE DEBENTURES                          71,995      (45,000)   III A 3.        26,995                                26,995
------------------------------------------------------------------------------------------------------------------------------------
                                                87,555      (45,210)                   42,345              -                 42,345
------------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
   Common shares
      Authorized  - Unlimited
      Issued  - 52,224,511                     468,618                                468,618        (29,652)  III B 3.     438,966
      Pro Forma Issued  - 40,646,511
   Additional paid-in capital                    5,201                                  5,201                                 5,201
   Unearned deferred compensation                 (690)                                  (690)                                 (690)
   Accumulated other comprehensive loss         (1,506)                                (1,506)                               (1,506)
   Accumulated deficit                        (316,903)         726    III A 4.      (316,177)                             (316,177)
------------------------------------------------------------------------------------------------------------------------------------
                                               154,720          726                   155,446        (29,652)               125,794
------------------------------------------------------------------------------------------------------------------------------------
                                               242,275      (44,484)                  197,791        (29,652)               168,139
====================================================================================================================================

SHAREHOLDERS' EQUITY PER SHARE                    2.96                                   2.98                                  3.09
====================================================================================================================================

THE DESCARTES SYSTEMS GROUP INC.
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except per share amounts; US GAAP)
------------------------------------------------------------------------------------------------------------------------------------
                                            Historical    Pro Forma                 Pro Forma      Pro Forma              Pro Forma
                                            Year Ended    Debenture                Year Ended   Common Share             Year Ended
                                           January 31,     Purchase               January 31,       Purchase            January 31,
                                                  2003  Adjustments                      2003    Adjustments                   2003
                                           (unaudited)  (unaudited)     Notes     (unaudited)    (unaudited)    Notes   (unaudited)
------------------------------------------------------------------------------------------------------------------------------------

REVENUES
   License and network                          59,311                                 59,311                                59,311
   Service and maintenance                      11,072                                 11,072                                11,072
------------------------------------------------------------------------------------------------------------------------------------
                                                70,383            -                    70,383              -                 70,383
------------------------------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
   Cost of license and network                  16,573                                 16,573                                16,573
   Cost of service and maintenance              10,058                                 10,058                                10,058
   Sales and marketing                          29,943                                 29,943                                29,943
   Research and development                     15,223                                 15,223                                15,223
   General and administrative                   12,895                                 12,895                                12,895
   Amortization of goodwill                          -                                      -                                     -
   Amortization of intangible assets            10,100                                 10,100                                10,100
   Impairment of goodwill                       86,689                                 86,689                                86,689
   Impairment of intangible assets              17,980                                 17,980                                17,980
   Write-down of long-term investments               -                                      -                                     -
   Purchased in-process research and                 -                                      -                                     -
   development
   Restructuring cost                           11,712                                 11,712                                11,712
------------------------------------------------------------------------------------------------------------------------------------
                                               211,173            -                   211,173              -                211,173
------------------------------------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                          (140,790)           -                  (140,790)             -               (140,790)
------------------------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
   Interest expense                             (4,619)       2,899     IV A 1.        (1,720)                               (1,720)
   Investment income                             6,493       (1,190)    IV A 2.         5,303           (830)  IV B 1.        4,473
   Gain on purchase of debentures (Note I)         (89)         303     IV A 3.           214                                   214
------------------------------------------------------------------------------------------------------------------------------------
                                                 1,785        2,012                     3,797           (830)                 2,967
------------------------------------------------------------------------------------------------------------------------------------

LOSS BEFORE INCOME TAXES AND
MINORITY INTEREST                             (139,005)       2,012                  (136,993)          (830)              (137,823)

INCOME TAX RECOVERY (EXPENSE) - CURRENT            362                                    362                                   362
------------------------------------------------------------------------------------------------------------------------------------

LOSS BEFORE MINORITY INTEREST                 (138,643)       2,012                  (136,631)          (830)              (137,461)

MINORITY INTEREST                                  448                                    448                                   448
------------------------------------------------------------------------------------------------------------------------------------

LOSS                                          (138,195)       2,012                  (136,183)          (830)              (137,013)
------------------------------------------------------------------------------------------------------------------------------------

LOSS PER SHARE
   Basic and diluted                             (2.65)        0.04                     (2.61)         (0.02)                 (3.37)
------------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic and diluted (thousands)                52,234       52,234                    52,234         40,656                 40,656
------------------------------------------------------------------------------------------------------------------------------------

THE DESCARTES SYSTEMS GROUP INC.
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (US dollars; US GAAP)

I.   BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at January 31, 2003 and unaudited pro forma consolidated statement of operations for the year ended January 31, 2003 of Descartes have been prepared to illustrate the effect of the purchase by the Offeror of up to an aggregate principal amount of approximately U.S.$45,000,000 of Debentures, on the basis of assumptions described below. Additional pro forma adjustments are also provided to illustrate the effect of the purchase for cash of 11,578,000 Common Shares at the maximum price of Cdn$3.85 (U.S.$2.52 as converted at the rate of exchange as at January 31, 2003) per share pursuant to the Share Offer, on the basis of assumptions described below.

The pro forma consolidated balance sheet and the pro forma consolidated statement of operations of Descartes have been prepared from and should be read in conjunction with the audited consolidated financial statements of Descartes for the year ended January 31, 2003 prepared in accordance with generally accepted accounting principles in the United States.

For the purposes of the pro forma statement of operations, gain on purchase of Debentures which was historically shown as an extraordinary item has been reclassified to other income (expense) in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections."

The unaudited pro forma consolidated balance sheet assumes that both the Offer and the Share Offer took place on January 31, 2003. The unaudited pro forma consolidated statement of operations assumes that both the Offer and the Share Offer took place on February 1, 2002.

The pro forma consolidated balance sheet and statement of operations do not necessarily indicate the actual financial condition and operating results that would have been achieved had both the Offer the Share Offer been consummated on the dates indicated and should not be construed as indicative of the future financial condition or the results of operations of the Company.

II.  PRO FORMA ASSUMPTIONS

The pro forma financial statements assume that the Offeror will purchase an aggregate principal amount of approximately U.S.$45,000,000 of Debentures at a price of U.S.$950 plus interest accrued to the date of purchase per U.S.$1,000 principal amount of Debentures for a total price of U.S.$42,750,000 plus such interest.

Under the Share Offer, Descartes has offered to purchase for cancellation, for cash, up to 11,578,000 Common Shares at a purchase price of not more than Cdn$3.85 and not less than Cdn$3.00 per Common Share. The pro forma financial statements give effect to the Share Offer assuming purchase for cancellation, for cash, of 11,578,000 Common Shares for the maximum purchase price of Cdn$3.85 (U.S.$2.52) per share.

III. PRO FORMA ADJUSTMENTS - UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS AT JANUARY 31, 2003

The following provides a summary of the pro forma adjustments made in the accompanying pro forma balance sheet:

A.   PURCHASE OF DEBENTURES

1. To reduce cash for accrued interest to be paid (U.S.$0.2 million) and estimated expenses directly related to the purchase of Debentures (U.S.$0.5 million).

2. To eliminate deferred issue costs of Debentures purchased (U.S.$1.0 million).

3. To reduce the convertible Debenture liability for the face amount purchased (U.S.$45,000,000).

4. To record the gain (net of income taxes of nil) resulting from the purchase of Debentures as shown below in thousands of U.S. dollars:

            Face value purchased                          45,000
            Elimination of deferred issue costs           (1,024)
            Purchase expenses                               (500)
            Purchase price                               (42,750)
                                                      ----------
                                                             726
                                                      ----------


B.   PURCHASE OF COMMON SHARES

1. To reduce cash for estimated expenses directly related to the purchase of Common Shares (U.S.$0.5 million)

2. To reduce long-term marketable securities for the amount required to purchase the Common Shares (U.S.$29,152,000).

3. To reduce issued share capital with the cash required to purchase the Common Shares including purchase costs.


IV. PRO FORMA ADJUSTMENTS - UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED JANUARY 31, 2003

The following provides a summary of the pro forma adjustments made in the accompanying pro forma statement of operations:

A.   PURCHASE OF DEBENTURES

1. To reduce interest expense by the amount attributable to Debentures purchased (U.S.$2.5 million) and the elimination of the amortization of the related deferred issue costs (U.S.$0.4 million).

2. To record loss of interest income due to the use of cash for the purchase of Debentures (U.S.$1.2 million).

3. To record the gain (net of income taxes of nil) resulting from the purchase of Debentures as shown below in thousands of U.S. dollars:

            Face value purchased                          45,000
            Elimination of deferred issue costs           (1,447)
            Purchase expenses                               (500)
            Purchase price                               (42,750)
                                                      ----------
                                                             303
                                                      ----------

B.   PURCHASE OF COMMON SHARES

1. To record loss of interest income due to the use of cash for the purchase of Common Shares (U.S.$0.8 million).

                              APPROVAL BY DESCARTES

     The contents of the Offer, as well as the sending, communication or delivery thereof to the Debentureholders, has been approved by the Board of Directors of The Descartes Systems Group Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made nor does it contain any misrepresentation likely to affect the value or the market price of the Debentures within the meaning of the Securities Act (Quebec).


DATED:  June 2, 2003





    (Signed) MANUEL PIETRA                       (Signed) COLLEY CLARKE
    Chief Executive Officer                 Executive Vice-President, Finance
                                               and Chief Financial Officer


                       On behalf of the Board of Directors



     (Signed) PETER SCHWARTZ                     (Signed) CHRIS HEWAT
Director and Chairman of the Board                     Director



                             APPROVAL BY THE OFFEROR

     The contents of the Offer, as well as the sending, communication or delivery thereof to the Debentureholders, has been approved by the Board of Directors of 3078393 Nova Scotia Company. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made nor does it contain any misrepresentation likely to affect the value or the market price of the Debentures within the meaning of the Securities Act (Quebec).


DATED:  June 2, 2003


      (Signed) COLLEY CLARKE                       (Signed) SCOTT PAGAN
President, as Chief Executive Officer      Treasurer, as Chief Financial Officer


                       On behalf of the Board of Directors



     (Signed) COLLEY CLARKE                      (Signed) SCOTT PAGAN
           Director                                     Director

                    CONSENT OF GRIFFITHS MCBURNEY & PARTNERS

To:  The Directors of The Descartes Systems Group Inc.

And to: The Directors of 3078393 Nova Scotia Company

     We consent to the inclusion of our name and reference to our opinion in the section titled "Valuation Exemption" in the Offer to Purchase dated June 2, 2003 made by 3078393 Nova Scotia Company, a wholly-owned subsidiary of The Descartes Systems Group Inc., to the holders of Debentures of Descartes, and to the inclusion of the text of our opinion in Schedule "A" to the Offer to Purchase, which schedule is incorporated by reference in the Offer to Purchase.

June 2, 2003                              (Signed) GRIFFITHS MCBURNEY & PARTNERS



                     CONSENT OF BLAKE, CASSELS & GRAYDON LLP

To:  The Directors of The Descartes Systems Group Inc.

And to: The Directors of 3078393 Nova Scotia Company

      We consent to the inclusion of our name and the reference to our discussion of certain Canadian federal income tax matters in the section titled "Income Tax Considerations -- Canadian Federal Income Tax Considerations" in the Offer to Purchase dated June 2, 2003 made by 3078393 Nova Scotia Company, a wholly-owned subsidiary of The Descartes Systems Group Inc., to holders of Debentures of Descartes.

June 2, 2003                               (Signed) BLAKE, CASSELS & GRAYDON LLP



                   CONSENT OF TESTA, HURWITZ & THIBEAULT, LLP

To:  The Directors of The Descartes Systems Group Inc.

And to: The Directors of 3078393 Nova Scotia Company

      We consent to the inclusion of our name and the reference to our discussion of certain United States federal income tax matters in the section titled "Income Tax Considerations -- Certain United States Federal Income Tax Considerations" in the Offer to Purchase dated June 2, 2003 made by 3078393 Nova Scotia Company, a wholly-owned subsidiary of The Descartes Systems Group Inc., to the holders of Debentures of Descartes.

June 2, 2003                            (Signed) TESTA, HURWITZ & THIBEAULT, LLP

                        CONSENT OF DELOITTE & TOUCHE LLP


To:  The Directors of The Descartes Systems Group Inc.

And to: The Directors of 3078393 Nova Scotia Company

     We consent to the use of our report dated February 22, 2002 to the shareholders of The Descartes Systems Group Inc. ("Descartes") with respect to our audit, conducted in accordance with generally accepted auditing standards in the United States of America, of the consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America for the years ended January 31, 2002 and 2001 incorporated by reference in the Offer to Purchase 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 of Descartes by 3078393 Nova Scotia Company, a wholly-owned subsidiary of Descartes, dated June 2, 2003.


June 2, 2003                                      (Signed) DELOITTE & TOUCHE LLP
Kitchener, Ontario
Canada

                                  SCHEDULE "A"

                    OPINION OF GRIFFITHS MCBURNEY & PARTNERS

June 2, 2003

The Board of Directors
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario
N2V 1C6

Dear  Sirs:

We understand that a wholly-owned subsidiary of The Descartes Systems Group Inc. ("Descartes") intends to make an offer (the "Offer") to purchase by way of a substantial issuer bid up to U.S. $45,000,000 aggregate principal amount of 5.50% Convertible Unsecured Subordinated Debentures maturing June 30, 2005 of Descartes (the "Debentures") that trade on the Toronto Stock Exchange (the "TSX"). We further understand that the Debentures are convertible into Descartes common shares (the "Common Shares") at a conversion price of U.S. $35.00 per Common Share, being a rate of approximately 28.57 Common Shares per U.S. $1,000 principal amount of Debentures. The Debentures are convertible at the Debentureholder's option into Common Shares at any time prior to the earlier of June 30, 2005 and the last business day immediately preceding the date specified for redemption by Descartes.

GRIFFITHS MCBURNEY & PARTNERS ENGAGEMENT

Descartes engaged Griffiths McBurney & Partners ("GMP") to provide financial advice to Descartes and its board of directors (the "Board") in connection with the Offer. Pursuant to that engagement, Descartes requested that GMP prepare and deliver a written opinion to the Board as to as to whether the convertibility feature of the Debentures is of any material value, and whether the Debentures trade on the TSX like non-convertible, unsecured, subordinated debt based on the underlying creditworthiness of Descartes (the "Opinion").

GMP will receive a fee from Descartes for providing advisory services and for providing the Opinion. In addition, Descartes has agreed to indemnify GMP for certain liabilities arising out of GMP's engagement and to reimburse GMP for certain expenses incurred in connection with the Offer.

CREDENTIALS OF GRIFFITHS MCBURNEY & PARTNERS

GMP is an employee-owned investment bank with offices in Toronto, Calgary, Montreal and Geneva, Switzerland, which provides research, corporate finance advice and services, and engages in trading and investment banking. GMP is registered in all Canadian provinces and has a national client base. The Opinion expressed herein represents the opinion of GMP and the form and content herein have been approved for release by the Executive Committee of GMP, the members of which have extensive experience in merger, acquisition, divestiture, valuation and capital markets matters.

SCOPE OF REVIEW

In preparing our Opinion, we have relied upon publicly available information and information provided to us by management of Descartes, and have utilized such information without independent confirmation or verification.

In considering the value of the conversion feature of the Debentures, GMP considered a number of factors including the following:

(a) the value of the equity component of the Debentures, as calculated by GMP utilizing the Black Scholes Option Pricing Model, is U.S. $0.00 per U.S.$1,000 of principal amount of Debentures;

(b) the value of the debt component of the Debentures, as calculated by GMP, is approximately U.S. $1,000 per U.S.$1,000 of principal amount of Debentures;

(c) during the last twelve months, the Debentures have traded on the TSX in a range between U.S. $680 per $1000 of principal amount of Debentures and U.S. $930 per U.S.$1,000 of principal amount of Debentures with an average volume of U.S. $226,735 on the days traded;

(d) during the last twelve months, the Common Shares have traded on the TSX in a range between Cdn. $6.06 and Cdn. $2.88 with an average daily volume of 200,465.

(e) based upon foreign exchange rates as of May 30, 2003, the Debentures are convertible at the equivalent of Cdn. $47.86 per Common Share;

(f) The trading price of the Common Shares, as of the close of trading on the TSX on May 30, 2003, was Cdn. $3.17 per share;

(g) The trading prices on the TSX for non-convertible, unsecured, subordinated debt of various Canadian issuers; and

(h) the trading prices on the TSX for convertible, unsecured, subordinated debt of various Canadian issuers in respect of which the convertibility feature has a material value.

We have conducted such additional analyses and investigations as we considered to be appropriate in the circumstances for the purpose of arriving at the Opinion.

ASSUMPTIONS AND LIMITATIONS

GMP has not prepared a formal valuation of Descartes or any of its securities or assets for the purposes of this Opinion and the Opinion should not be construed as expressing any opinion as to the value of the Debentures.

The Opinion has been provided to the Board for its use only in determining the availability of an exemption from the formal valuation and related disclosure requirements of Ontario Securities Commission Rule 61-501 and the equivalent provisions of securities legislation of certain of the other provinces and in support of Descartes' application for exemption from such requirements, and may not be relied upon for any other purpose or by any other person without the prior written consent of GMP. The Opinion is given as of the date hereof and GMP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of GMP after the date hereof. Without limiting the foregoing, if, after the date hereof, GMP learns of any material change in any fact or matter affecting the Opinion, GMP reserves the right to change, modify or withdraw the Opinion.

The Opinion is not to be construed as a recommendation to any holder of Debentures as to whether or not to tender its Debentures under the Offer.

Based upon and subject to the foregoing, we are of the opinion that:

     (i)  the convertibility feature of the Debentures is of no material value;
          and

     (ii) the Debentures trade on the TSX like non-convertible, unsecured, subordinated debt based on the underlying creditworthiness of Descartes.

Yours truly,

"Griffiths McBurney & Partners"

Griffiths McBurney & Partners

Manually executed photocopies of the Letter of Transmittal will be accepted. The Letters of Transmittal, certificates for Debentures and any other required documents should be sent or delivered by each depositing Debentureholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at the address set forth below:

                    THE DEPOSITARY, CIBC MELLON TRUST COMPANY

                                     By Mail

                                  P.O. Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                     M5C 2K4


                              BY HAND OR BY COURIER

                                 199 Bay Street
                               Commerce Court West
                                Securities Level
                                Toronto, Ontario
                                     M5L 1G9
                            Attention: Courier Window

                            Telephone: (416) 643-5500
                            Toll Free: (800) 387-0825
                        E-Mail: INQUIRIES@CIBCMELLON.COM

Any questions or requests for assistance may be directed to the Depositary, in respect of the completion of the Letter of Transmittal or the Notice of Guaranteed Delivery, or the Dealer Managers, in respect of the details of the Offer, at their respective addresses and telephone and facsimile numbers set forth herein. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the address and telephone and facsimile numbers set forth herein. Debentureholders may also contact their investment dealer, stock broker, bank, trust company or other nominee through which they hold Debentures for assistance concerning the Offer.

                     The Dealer Managers for the Offer are:


      In the United States:                                In Canada:

  Credit Suisse First Boston LLC                 Griffiths McBurney & Partners
        11 Madison Avenue                             145 King Street West
           New York, NY                                    Suite 1100
            10010-3629                                  Toronto, Ontario
                                                            M5H 1J8
 For further information contact:

                                                For further information contact:
    Telephone: (800) 881-8320                          Jo-Anne Stansfield
                                                   Telephone: (416) 943-6129
                                                              (800) 735-1463

                                                   Facsimile: (416) 367-6168

                                                                      DOCUMENT 3
                                                                      ----------

THE INSTRUCTIONS ACCOMPANYING THE LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THE DEPOSITARY OR YOUR BROKER OR OTHER FINANCIAL ADVISER CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

                              LETTER OF TRANSMITTAL

               TO DEPOSIT 5.50% CONVERTIBLE UNSECURED SUBORDINATED
                          DEBENTURES DUE JUNE 30, 2005
                                       OF
                        THE DESCARTES SYSTEMS GROUP INC.
        PURSUANT TO THE OFFER TO PURCHASE BY 3078393 NOVA SCOTIA COMPANY,
         A WHOLLY-OWNED SUBSIDIARY OF THE DESCARTES SYSTEMS GROUP INC.,
                               DATED JUNE 2, 2003

--------------------------------------------------------------------------------
THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM (TORONTO TIME) ON JULY 11, 2003 UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.
--------------------------------------------------------------------------------

                               THE DEPOSITARY IS:
                            CIBC MELLON TRUST COMPANY

                                     BY MAIL

                            CIBC Mellon Trust Company
                                  P.O. Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                     M5C 2K4

         BY HAND OR BY COURIER (TO THE PRINCIPAL OFFICE IN TORONTO AT):

                                 199 Bay Street
                               Commerce Court West
                                Securities Level
                                Toronto, Ontario
                                     M5L 1G9
                              Attn: Courier Window

                             Telephone: 416 643 5500
                            Toll Free: 1 800 387 0825
                        E-Mail: inquiries@cibcmellon.com

The 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 (the "Debentures") of The Descartes Systems Group Inc. ("Descartes") are currently registered in the name of and held by or on behalf of The Canadian Depository for Securities Limited ("CDS") as custodian for its participants. Beneficial interests in the Debentures, constituting ownership of the Debentures, are represented through book-entry accounts of institutions acting on behalf of beneficial owners, as direct and indirect participants of CDS rather than by definitive certificates. PARTICIPANTS OF CDS SHOULD CONTACT SUCH DEPOSITARY WITH RESPECT TO THE DEPOSIT OF DEBENTURES UNDER THE OFFER (AS DEFINED BELOW). CDS WILL BE ISSUING INSTRUCTIONS TO ITS PARTICIPANTS AS TO THE METHOD OF DEPOSITING SUCH DEBENTURES UNDER THE TERMS OF THE OFFER.

THE DEBENTURES ARE CURRENTLY REGISTERED IN THE NAME OF CDS. A DEPOSIT OF SUCH DEBENTURES CAN BE MADE ONLY BY CDS AS THE HOLDER OF RECORD. THE LETTER OF TRANSMITTAL CANNOT BE USED BY HOLDERS OF DEBENTURES ("DEBENTUREHOLDERS") WHOSE DEBENTURES ARE HELD BY CDS TO DEPOSIT SUCH DEBENTURES. A DEBENTUREHOLDER WHO WISHES TO DEPOSIT DEBENTURES UNDER THE OFFER AND WHOSE CERTIFICATE IS REGISTERED IN THE NAME OF AN INVESTMENT DEALER, STOCK BROKER, BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD IMMEDIATELY CONTACT SUCH NOMINEE IN ORDER TO TAKE THE NECESSARY STEPS TO BE ABLE TO DEPOSIT SUCH DEBENTURES UNDER THE OFFER.

This Letter of Transmittal is to be used only if certificates for Debentures are to be forwarded with it pursuant to Section 2 of the Offer to Purchase (as defined below). Where multiple Letters of Transmittal are prepared in connection with one global certificate for Debentures, only one such Letter of Transmittal should have attached to it a global certificate, and an appropriate cross-reference to such Letter of Transmittal provided herein.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificates for the Debentures deposited pursuant to the Offer. Debentureholders whose certificates are not immediately available or who cannot deliver their certificates for Debentures and all other documents which this Letter of Transmittal requires to the Depositary by the Expiration Date (as defined in the Offer to Purchase) must deposit their Debentures according to the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase. See Instruction 2.

DEBENTUREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF DEPOSITING DEBENTURES UNDER THE OFFER. SEE SECTION 14 "INCOME TAX
CONSIDERATIONS" IN THE OFFER TO PURCHASE THAT ACCOMPANIES THIS LETTER OF TRANSMITTAL.

The undersigned delivers to 3078393 Nova Scotia Company, a wholly-owned subsidiary of Descartes, the enclosed certificate(s) for Debentures and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Debentures upon the terms and conditions contained in the Offer to Purchase. The following are the details of the enclosed certificate(s):

-------------------------------------------------------------------------------------------------------------
                    DESCRIPTION OF DEBENTURES DEPOSITED
                        (SEE INSTRUCTIONS 3 AND 4)
-------------------------------------------------------------------------------------------------------------
Name and Address of    Debenture Certificate   Principal Amount of Debentures  Principal Amount of Debentures
Registered Holder(s)         Number(s)              Represented (U.S.$)         Deposited* (in multiples of
                                                                                        U.S.$1,000)
--------------------- ----------------------- -------------------------------- ------------------------------

--------------------- ----------------------- -------------------------------- ------------------------------

--------------------- ----------------------- -------------------------------- ------------------------------

------------------------------------------------------------------------------ ------------------------------
TOTAL PRINCIPAL AMOUNT OF DEBENTURES DEPOSITED                                 $
------------------------------------------------------------------------------ ------------------------------

* If you desire to deposit less than the entire principal amount of Debentures evidenced by the certificate listed above, indicate in this column the principal amount of Debentures you wish to Deposit hereunder. Otherwise the entire principal amount of Debentures evidenced by such Debenture certificate will be considered to have been deposited.
--------------------------------------------------------------------------------

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN PROVIDED HEREIN DOES NOT CONSTITUTE A VALID DELIVERY.


TO: 3078393 NOVA SCOTIA COMPANY (THE "OFFEROR"), A WHOLLY-OWNED SUBSIDIARY OF DESCARTES
AND TO: CIBC MELLON TRUST COMPANY (THE "DEPOSITARY"), AS DEPOSITARY AT ITS OFFICES SET OUT HEREIN.

The undersigned hereby deposits to the Offeror the above-described Debentures, pursuant to the Offeror's Offer to Purchase up to a maximum of U.S.$45,000,000 aggregate principal amount of Debentures at a price of U.S.$950 plus the amount of any unpaid interest (subject to any applicable withholding tax) accrued up to and as at the date immediately prior to the date on which the Offeror takes up and pays for Debentures under the Offer for each U.S.$1,000 principal amount of Debentures (the "Purchase Price"), payable in cash, for all Debentures purchased upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase dated June 2, 2003 and any supplements or amendments thereto (the "Offer to Purchase") and in this Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), including the provisions relating to proration described therein.

The terms and conditions of the Offer to Purchase are incorporated by reference in this Letter of Transmittal. Capitalized terms used and not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase that accompanies this Letter of Transmittal.

Subject to and effective upon acceptance for purchase of the Debentures deposited hereby in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to or upon the order of the Offeror all rights, title and interest in and to all Debentures deposited hereby and in and to any and all rights, benefits and claims in respect thereof or arising, or having arisen as a result of the undersigned's status as a Debentureholder of Descartes and in and to any and all distributions, payments, principal, interest, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred, or may be payable, issuable, distributable or transferable, on or in respect of such Debentures or any of them on or after the date upon which the Debentures are taken up and paid for under the Offer.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal shall be determined by Descartes in its sole discretion acting reasonably, and such determination shall be final and binding.

The undersigned hereby irrevocably constitutes and appoints the Depositary and any officer of Descartes or the Offeror as attorney-in-fact of the undersigned with respect to such Debentures effective from the time the Offeror takes up and pays for the Debentures (the "Effective Time"), with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

(a) deliver certificates for such Debentures, together with all accompanying evidences of transfer and authenticity, to or upon the order of, the Offeror upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price;

(b) present certificates for such Debentures for cancellation and transfer on the books of the trustee for the Debentures;

(c) register or record, transfer and enter the transfer of such Debentures in the appropriate register of holders of such Debentures; and

(d) receive all benefits and otherwise exercise all rights of beneficial ownership of such Debentures, subject to the next paragraph, all in accordance with the terms of the Offer.

The undersigned hereby represents and warrants that:

(a) when and to the extent the Offeror accepts the Debentures for payment, the Offeror will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, and the same will not be subject to any adverse claim;

(b) on request, the undersigned will execute and deliver any additional documents that the Depositary, the Offeror or Descartes deems necessary or desirable to complete the assignment, transfer, and purchase of the Debentures deposited hereby; and

(c)  the undersigned has received and agrees to all of the terms of this Offer.

The undersigned hereby, effective from the Effective Time, revokes any and all proxies, voting instructions or other authority, whether as agent, attorney-in-fact, attorney or otherwise, previously given or conferred or agreed to be given or conferred by the undersigned at any time with respect to the Debentures to the extent Debentures are taken up and paid for under the Offer. No proxies, voting instructions or authority, whether as agent, attorney-in-fact, attorney or otherwise, will be given or conferred with respect to the Debentures, and the undersigned shall not take steps to vote the Debentures on or after the Effective Time unless the Debentures are not taken up and paid for under the Offer.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this deposit is irrevocable.

The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the certificates representing Debentures deposited hereby. The certificates and the principal amount of Debentures that the undersigned wishes to deposit should be indicated in the appropriate boxes.

The undersigned understands that if the aggregate principal amount of Debentures properly deposited by the Expiration Date and not withdrawn is greater than U.S.$45,000,000, the Offeror will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price, Debentures so deposited having an aggregate principal amount of U.S.$45,000,000 on a PRO RATA basis (calculated to the nearest whole U.S.$1,000 principal amount of Debentures, so as to avoid the creation of fractional Debentures). The Offeror's determination as to proration shall be final and binding on all parties.

The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Offeror may terminate or amend the Offer or may not be required to purchase any of the Debentures deposited hereby or may accept for payment, in accordance with the applicable proration provisions relating to Debentures deposited, fewer than all of the Debentures deposited hereby. The undersigned understands that certificate(s) for any Debentures deposited but not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated in Box A "Special Payment Instructions" or Box B "Special Delivery Instructions". The undersigned recognizes that Descartes has no obligation, pursuant to the Special Payment Instructions, to transfer any certificates for Debentures from the name of their registered owner.

The undersigned understands that acceptance of Debentures by the Offeror for payment will constitute a binding agreement between the undersigned and the Offeror, effective as of the Expiration Time, upon the terms and subject to the conditions of the Offer.

The undersigned understands that payment for Debentures accepted for payment pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Debentures, with the Depositary. The Depositary will act as agent for the depositing Debentureholders for the purpose of receiving payment from the Offeror and transmitting such payment to the depositing Debentureholders. Receipt of payment by the Depositary will be deemed to constitute receipt of payment thereof by persons depositing Debentures. Under no circumstances will interest be paid by the Offeror or the Depositary by reason of any delay in paying for any Debentures or otherwise, other than interest specifically provided for in the Offer.

The undersigned instructs the Offeror and the Depositary to issue the cheque for the Purchase Price for such of the deposited Debentures as are purchased to the order of the undersigned and mailed by first-class mail to the address indicated above unless otherwise indicated in Box A "Special Payment Instructions", Box B "Special Delivery Instructions" or Box C "Hold for Pick-Up".

THE UNDERSIGNED UNDERSTANDS THAT IF A DEBENTURE CERTIFICATE HAS BEEN LOST OR DESTROYED, THIS LETTER OF TRANSMITTAL SHOULD BE COMPLETED AS FULLY AS POSSIBLE AND FORWARDED, TOGETHER WITH A LETTER DESCRIBING THE LOSS AND THE UNDERSIGNED'S TELEPHONE NUMBER, TO THE DEPOSITARY. THE DEPOSITARY WILL RESPOND WITH THE REPLACEMENT REQUIREMENTS, WHICH MUST BE PROPERLY COMPLETED AND SUBMITTED TO THE DEPOSITARY ON OR PRIOR TO THE EXPIRATION DATE.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and the addressees herein shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigne, le soussigne et les destinataires sont presumes avoir requis que tout contrat atteste par l'offre et son acceptation par cette lettre d'envoi, de meme que tous les documents qui s'y rapportent, soient rediges exclusivement en langue anglaise.

-----------------------------------------------------------     ---------------------------------------------------------
                          BOX A                                                          BOX B
               SPECIAL PAYMENT INSTRUCTIONS                                  SPECIAL DELIVERY INSTRUCTIONS
             (SEE INSTRUCTIONS 1, 4, 5 AND 6)                               (SEE INSTRUCTIONS 1, 4, 5 AND 6)
-----------------------------------------------------------     ---------------------------------------------------------
To be completed ONLY if certificates for Debentures             To be completed ONLY if certificates for Debentures
deposited but not purchased and/or the cheque for the           deposited but not purchased and/or the cheque for the
purchase price of Debentures purchased are to be issued         purchase price of Debentures purchased are to be sent
in the name of someone other than the undersigned.              to someone other than the undersigned, or to the
                                                                undersigned at an address other than that shown above.
-----------------------------------------------------------
Issue:    [ ]    cheque and/or    [ ]    certificate(s)to:      Issue:    [ ]   cheque and/or    [ ]   certificate(s) to:

Name                                                            Name
    -------------------------------------------------------         -----------------------------------------------------
                      (Please Print)                                                 (Please Print)

Address                                                         Address
       ----------------------------------------------------            --------------------------------------------------

-----------------------------------------------------------     ---------------------------------------------------------

-----------------------------------------------------------     ---------------------------------------------------------
                  (Include Postal Code)                                           (Include Postal Code)

-----------------------------------------------------------
       (SOCIAL INSURANCE NO. OR CCRA BUSINESS NO.)

-----------------------------------------------------------     ---------------------------------------------------------

                                                                ---------------------------------------------------------
                                                                                 BOX C HOLD FOR PICK-UP

                                                                [ ]  Hold certificates and/or cheques representing
                                                                     Debentures not tendered, not deemed to have been
                                                                     tendered or not purchased for pick-up.
                                                                ---------------------------------------------------------

--------------------------------------------------------------------------------
                                      BOX D

[ ] CHECK HERE IF CERTIFICATES FOR DEPOSITED DEBENTURES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING :

Name(s) of Registered Owner(s):_______________________________________________

Date of Execution of Notice of Guaranteed Delivery:___________________________

Name of Institution Which Guaranteed Delivery:________________________________

--------------------------------------------------------------------------------

----------------------------------------------------------       --------------------------------------------------------
                           BOX E                                                          BOX F
               DEBENTUREHOLDER(S) SIGN HERE                                     GUARANTEE OF SIGNATURE(S)
                (SEE INSTRUCTIONS 1 AND 5)                                     (SEE INSTRUCTIONS 1 AND 5)
Must be signed by registered owner(s) exactly as name(s)         Authorized Signature:___________________________________
appear(s) on certificate(s) or on a security position
listing or by person(s) authorized to become registered
owner(s) by certificate(s) and documents transmitted with
this Letter of Transmittal. If signature is by                   Name(s):________________________________________________
attorney-in-fact, executor, administrator, trustee,                                       (Please Print)
guardian, officer of a corporation or another acting in a
fiduciary or representative capacity, please set forth the       Title:__________________________________________________
full title. See Instruction 5.

Authorized Signature :_________________________________
                          Signature(s) of Owner(s)               Name of Firm :__________________________________________

                                                                 Address :_______________________________________________
_______________________________________________________
                                                                 ________________________________________________________
Name(s):_______________________________________________
                      (Please Print)                             ________________________________________________________
                                                                                   (Include Postal Code)
Capacity:______________________________________________


Address:_______________________________________________          Area Code and Telephone Number:_________________________

_______________________________________________________          ________________________________________________________

                                                                 Dated_____________________________________________, 2002

Area Code and Telephone Number:________________________

_______________________________________________________
DEBENTUREHOLDERS MUST PROVIDE THEIR SOCIAL INSURANCE NO.
                  OR CCRA BUSINESS NO.

DATED____________________________________________, 2002

                                  INSTRUCTIONS
                    (FORMING PART OF THE TERMS OF THE OFFER)

1.   GUARANTEE OF SIGNATURES. No signature guarantee is required if either:

     (a) this Letter of Transmittal is signed by the registered holder of the Debentures deposited with this Letter of Transmittal and payment and delivery are to be made directly to such owner and such owner has not completed either Box A "Special Payment Instructions" or Box B "Special Delivery Instructions" above; or
     (b) such Debentures are deposited for the account of a firm which is a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), whose members normally include members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States (each being referred to as an "Eligible Institution").

     In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box F "Guarantee of Signature(s)". See Instruction 5.

2. DELIVERY OF LETTER OF TRANSMITTAL AND CERTIFICATES; GUARANTEED DELIVERY PROCEDURES. This Letter of Transmittal is to be used if certificates are to be forwarded with it to the Depositary. Certificates for all physically deposited Debentures together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date.

     Debentureholders whose certificates are not immediately available or who cannot deliver certificates for Debentures and all other required documents to the Depositary by the Expiration Date, may deposit their Debentures by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery (or facsimile of it) and by otherwise complying with the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase. Pursuant to such procedure, the certificates for all physically deposited Debentures, as well as a properly completed and duly executed Letter of Transmittal and all other documents required by this Letter of Transmittal (or a manually executed photocopy thereof) must be received by the Depositary within three days on which trading occurs on the Toronto Stock Exchange (each such day is referred to as a "Trading Day") after the Expiration Date, all as provided in Section 2 of the Offer to Purchase.

     The Notice of Guaranteed Delivery must be delivered by hand or transmitted by facsimile transmission or mail to the Depositary at its office in Toronto, Ontario and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. For Debentures to be validly deposited pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiration Date.

     The method of delivery of all documents, including certificates for Debentures, is at the election and risk of the depositing Debentureholder. Delivery is only effective upon receipt by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date.

     Descartes will not purchase any fractional Debentures (i.e. Debentures in amounts other than U.S.$1,000 or an integral multiple thereof), nor will it accept any alternative, conditional or contingent deposits except as specifically permitted by the Offer to Purchase. All depositing Debentureholders, by execution of this Letter of Transmittal and delivery of it in the manner prescribed herein, waive any right to receive any notice of the acceptance of their deposit.

3. INADEQUATE SPACE. If the space provided in the box captioned "Description of Debentures Deposited" is inadequate, the certificate numbers and/or the principal amount of Debentures should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4. PARTIAL DEPOSITS AND UNPURCHASED DEBENTURES. If less than all of the principal amount of Debentures evidenced by any certificate are to be deposited, fill in the principal amount of Debentures which are to be deposited in the column entitled "Principal Amount of Debentures Deposited". In such case, if any deposited Debentures are purchased, a new certificate for the remainder of the principal amount of Debentures evidenced by the old certificate(s) will be issued and sent to the registered holder, unless otherwise specified in Box A "Special Payment Instructions" or Box B "Special Delivery Instructions" on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Debentures represented by the certificate(s) listed and delivered to the Depositary are deemed to have been deposited unless otherwise indicated.

5.   SIGNATURES ON LETTER OF TRANSMITTAL, POWERS OF ATTORNEY AND ENDORSEMENTS.

     (a) If this Letter of Transmittal is signed by the registered owner(s) of the Debentures deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate without any change whatsoever.

     (b) If the Debentures are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

     (c) If any deposited Debentures are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal (or facsimile of it) as there are different registrations of certificates.

     (d) When this Letter of Transmittal is signed by the registered owner(s) of the Debentures deposited and transmitted hereby, no endorsements of certificate(s) representing such Debentures or separate powers of attorney are required unless payment is to be made, or the certificates for Debentures deposited but not purchased are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or powers of attorney must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, however, the certificates must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate, and signatures on such certificate(s) or power(s) of attorney must be guaranteed by an Eligible Institution. See Instruction 1.

     (e) If this Letter of Transmittal or any certificates or powers of attorney are signed by trustees, executors, administrators, guardians, attorney-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to Descartes of their authority so to act.

6. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If certificates for Debentures deposited but not purchased and/or cheques are to be issued in the name of a person other than the signer of this Letter of Transmittal or if such certificates and/or cheques are to be sent to someone other than the signer of this Letter of Transmittal or to the signer at a different address, Box A "Special Payment Instructions" and/or Box B "Special Delivery Instructions" on this Letter of Transmittal must be completed. If a cheque evidencing payment for Debentures deposited is to be held by the Depositary for pick-up by the undersigned or any person designated by the undersigned in writing, Box C "Hold for Pick-Up" on this Letter of Transmittal must be completed.

7. IRREGULARITIES. The Offeror will determine, in its sole discretion, acting reasonably, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any deposit of Debentures and its determination shall be final and binding on all parties. The Offeror reserves the absolute right to reject any or all deposits of Debentures determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Debentures and the Offeror's interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No deposit of Debentures will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as the Offeror shall determine. None of the Offeror, the Dealer Manager, the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them incur any liability for failure to give any such notice.

8. QUESTIONS AND REQUESTS FOR ASSISTANCE AND ADDITIONAL COPIES. Questions and requests for assistance and additional copies of the Offer to Purchase, the Notice of Guaranteed Delivery and this Letter of Transmittal may be directed to the Depositary at its respective addresses and telephone and facsimile numbers set forth on the back cover of the Offer to Purchase or from your broker, dealer, commercial bank, or trust company.

9. SUBSTITUTE FORM W-9. Each tendering U.S. Debentureholder is required to properly complete and provide a Substitute Form W-9 which is attached hereto. Failure to provide a properly completed Substitute Form W-9 will subject the tendering Debentureholder to a 30% U.S. federal backup withholding tax on payments to be received by such Debentureholder. If backup withholding applies, 30% of the amounts otherwise payable to the Debentureholder will be withheld as backup withholding tax. Backup withholding tax is not an additional tax. Rather, the federal income taxes payable by persons subject to backup withholding will be reduced by the amount of any backup withholding tax that is withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained from the Internal Revenue Service.

10. GOVERNING LAW. The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

     IMPORTANT: THIS LETTER OF TRANSMITTAL OR MANUALLY SIGNED PHOTOCOPY OF IT (TOGETHER WITH CERTIFICATES FOR DEBENTURES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRATION DATE.

--------------------------------------------------------------------------------
NAME:
--------------------------------------------------------------------------------
BUSINESS NAME, IF DIFFERENT FROM ABOVE:
--------------------------------------------------------------------------------
CHECK APPROPRIATE BOX:     [ ] Individual/Sole Proprietor      [ ] Corporation

                           [ ] Partnership                     [ ] Other
--------------------------------------------------------------------------------
ADDRESS:

----------------- -----------------------------------
                  PART I - Please provide your TIN in
                  the box at right and certify by
                  signing and dating below.
                  -----------------------------------  -------------------------
                                                       Social Security Number or
                                                       Employer Identification
                                                       Number (if awaiting TIN
                                                       write "Applied For ")
   SUBSTITUTE
                  --------------------------------------------------------------
    FORM W-9      PART II - For Payees exempt from backup withholding, see
                  the attached Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed therein.
                  --------------------------------------------------------------
                  Certification - Under penalties of perjury, I certify that:

DEPARTMENT OF THE  (1)  THE NUMBER SHOWN ON THIS FORM IS MY CORRECT TAXPAYER
    TREASURY            IDENTIFICATION NUMBER (OR I AM WAITING FOR A TAXPAYER
INTERNAL REVENUE        IDENTIFICATION NUMBER TO BE ISSUED TO ME);
    SERVICE
                  --------------------------------------------------------------
 PAYOR'S REQUEST   (2)  I AM NOT SUBJECT TO BACKUP WITHHOLDING EITHER BECAUSE:
  FOR TAXPAYER          (A) I AM EXEMPT FROM BACKUP WITHHOLDING, OR (B) I HAVE
 IDENTIFICATION         NOT BEEN  NOTIFIED BY THE INTERNAL REVENUE SERVICE (IRS)
 NUMBER ("TIN")         THAT I AM SUBJECT TO BACKUP WITHHOLDING AS A RESULT OF A
                        FAILURE TO REPORT ALL INTEREST OR DIVIDENDS, OR (C) THE
                        IRS HAS NOTIFIED ME THAT I AM NO LONGER SUBJECT TO
                        BACKUP WITHHOLDING; AND
                  --------------------------------------------------------------
                   (3)  I AM A U.S. PERSON (INCLUDING A U.S. RESIDENT ALIEN).
                  --------------------------------------------------------------
                  CERTIFICATION INSTRUCTIONS - You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.)
                  --------------------------------------------------------------
                  THE INTERNAL REVENUE SERVICE DOES NOT REQUIRE YOUR CONSENT TO ANY PROVISION OF THIS DOCUMENT OTHER THAN THE CERTIFICATIONS REQUIRED TO AVOID BACKUP WITHHOLDING.

                  Signature:                                  Date:
                            -------------------------------        -------------
--------------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

     GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. - Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

------------------------------------ ----------------------- -------------------------------- ------------------------
FOR THIS TYPE OF ACCOUNT:            GIVE THE                FOR THIS TYPE OF ACCOUNT:        GIVE THE EMPLOYER
                                     SOCIAL SECURITY                                          IDENTIFICATION
                                     NUMBER OF -                                              NUMBER OF -
------------------------------------ ----------------------- -------------------------------- ------------------------
1.   An individual's account         The individual          8.    Sole proprietorship        The owner(4)
                                                                   account or single-owner
                                                                   LLC account

2.   Two or more individuals         The actual owner of     9.    A valid trust, estate,     The legal entity (Do
     (joint account)                 the account or, if            or pension trust           not furnish the
                                     combined funds, the                                      identifying number of
                                     first individual on                                      personal representative
                                     the account(1)                                           or trustee unless the
                                                                                              legal entity itself is
                                                                                              not designated in the
                                                                                              account title.)(5)

3.   Husband and wife                The actual owner of     10.   Corporate account or LLC   The corporation
                                     the account or, if            (electing corporate
                                     joint funds, either           status on Form 8832)
                                     person(1)                     account

4.   Custodian account of a minor    The minor(2)            11.   Religious, charitable,     The organization
     (Uniform Gift to Minors Act)                                  or educational
                                                                   organization account

5.   Adult and minor (joint          The adult or, if the    12.   Partnership account or     The partnership
     account)                        minor is the only             multi-member LLC account
                                     contributor, the
                                     minor(1)

6.   Account in the name of          The ward, minor, or     13.   Association, club, or      The organization
     guardian or committee for a     incompetent person(3)         other tax-exempt
     designated ward, minor, or                                    organization
     incompetent person

7.   a. The usual revocable          The grantor-trustee(1)  14.   A broker or registered     The broker or nominee
     savings trust account                                         nominee
     (grantor is also trustee)

     b. So-called trust account      The actual owner(1)     15.   Account with the           The public entity
     that is not a legal or valid                                  Department of
     trust under State law                                         Agriculture in the name
                                                                   of a public entity (such
                                                                   as a State or local
                                                                   government, school
                                                                   district, or prison) that
                                                                   receives agricultural
                                                                   program payments
------------------------------------ ----------------------- -------------------------------- ------------------------

(1)  List first and circle the name of the person whose number you furnish.

(2)  Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

(4) Show the name of the owner. If the owner does not have an employer identification number, furnish the owner's social security number.

(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
                                     PAGE 2

OBTAINING A NUMBER

If you do not have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

PAYEES AND PAYMENTS EXEMPT FROM BACKUP WITHHOLDING

The following is a list of payees which may be exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in items (1) through (13) and a person registered under the Investment Advisors Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7), except payments made to a corporation (other than certain hospitals described in Regulations section 1.6041-3(c)) for medical and health care payments, attorney's fees, and payments for services paid by a Federal executive agency are not exempt from backup withholding or information reporting. Only payees described in items (1) through (5) are exempt from backup withholding for barter exchange transactions and patronage dividends.

(1) An organization exempt from tax under section 501(a), or an IRA, or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).
(2)  The United States or any of its agencies or instrumentalities.
(3) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
(4) A foreign government or any of its political subdivisions, agencies or instrumentalitieS.
(5)  An international organization or any of its agencies or instrumentalities.
(6)  A corporation.
(7)  A foreign central bank of issue.
(8) A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.
(9) A futures commission merchant registered with the Commodity Futures Trading Commission.
(10) A real estate investment trust.
(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.
(12) A common trust fund operated by a bank under section 584(a).
(13) A financial institution.
(14) A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.
(15) A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

o Payments of interest on obligations issued by individuals. NOTE: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
o Payments of tax-exempt interest (including exempt-interest dividends under section 852).
o    Payments described in section 6049(b)(5) to non-resident aliens.
o    Payments on tax-free covenant bonds under section 1451.
o    Payments made by certain foreign organizations.
o    Mortgage or student loan interest paid to you.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYOR, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER. IF YOU ARE A NON-RESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH PAYOR AN APPROPRIATE COMPLETED INTERNAL REVENUE FORM W-8 (EITHER FORM W-8BEN, FORM W-8ECI, FORM W-8EXP, or FORM W-8 IMY, AS APPROPRIATE).

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

PRIVACY ACT NOTICE. - Section 6109 of the Internal Revenue Code requires you to give your correct taxpayer identification number to persons who must file information returns to the IRS to report interest, dividends, and certain other income paid to you. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws.

You must provide your tax identification number whether or not you are required to file a tax return. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. - If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. - If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. - Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE

                                                                      DOCUMENT 4
                                                                      ----------
                       THIS IS NOT A LETTER OF TRANSMITTAL

                          NOTICE OF GUARANTEED DELIVERY
             FOR DEPOSIT OF 5.50% CONVERTIBLE UNSECURED SUBORDINATED
                          DEBENTURES DUE JUNE 30, 2005
                                       OF
                        THE DESCARTES SYSTEMS GROUP INC.
        PURSUANT TO THE OFFER TO PURCHASE BY 3078393 NOVA SCOTIA COMPANY,
         A WHOLLY-OWNED SUBSIDIARY OF THE DESCARTES SYSTEMS GROUP INC.,
                               DATED JUNE 2, 2003

As set forth in Section 2 of the Offer to Purchase (as defined below), this form or one substantially equivalent hereto must be used to deposit 5.50% Convertible Subordinated Unsecured Debentures due June 30, 2005 (the "Debentures") of The Descartes Systems Group Inc. ("Descartes") pursuant to the Offer (as defined below) if certificates for Debentures are not immediately available or time will not permit all documents required by the Letter of Transmittal to reach the Depositary by the Expiration Date (as defined in the Offer to Purchase). Such form may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at the offices set forth below. See Section 2 of the Offer to Purchase.

              OFFICES OF THE DEPOSITARY, CIBC MELLON TRUST COMPANY

             BY MAIL                                BY HAND OR COURIER

          P.O. Box 1036                               199 Bay Street
  Adelaide Street Postal Station                   Commerce Court West
        Toronto, Ontario                             Securities Level
             M5C 2K4                                 Toronto, Ontario
                                                          M5L 1G9
                                                   Attn: Courier Window

                            BY FACSIMILE TRANSMISSION

                                 (416) 643-3148

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), such signature must appear in the applicable space in the Letter of Transmittal.

The undersigned hereby deposits to 3078393 Nova Scotia Company (the "Offeror"), a wholly-owned subsidiary of Descartes, in the manner and at a price of U.S.$950 plus the amount of any unpaid interest (subject to any applicable withholding tax) accrued up to and as at the date immediately prior to the date on which the Offeror takes up and pays for Debentures under the Offer for each U.S.$1,000 principal amount of Debentures (the "Offer to Purchase"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2003 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), receipt of which is hereby acknowledged, the aggregate principal amount of Debentures indicated below pursuant to the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase.

DEBENTUREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF DEPOSITING DEBENTURES UNDER THE OFFER. SEE SECTION 14 "INCOME TAX
CONSIDERATIONS" IN THE OFFER TO PURCHASE THAT ACCOMPANIES THIS NOTICE OF GUARANTEED DELIVERY.

Aggregate Principal Amount of Debentures: $                  Name(s) of Registered Holder(s):
(in multiples of U.S.$1,000)               -------------
                                                             ----------------------------------------
Certificate Nos. (if available):                                       (Please type or print)
                                ------------------------
                                                             Address:
--------------------------------------------------------             --------------------------------

                                                             ----------------------------------------
Signature(s)
            --------------------------------------------     ----------------------------------------
                                                                            Postal Code
--------------------------------------------------------
                      (Sign Here)

Dated:                                            , 2003     Area Code and Daytime Telephone No:
      --------------------------------------------
                                                             ----------------------------------------

     IMPORTANT: THIS NOTICE OF GUARANTEED DELIVERY OR A MANUALLY EXECUTED PHOTOCOPY OF IT (TOGETHER WITH ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRATION DATE.

                DO NOT SEND DEBENTURE CERTIFICATES WITH THIS FORM

THE INSTITUTION THAT COMPLETES THIS FORM MUST COMMUNICATE THE GUARANTEE TO THE DEPOSITARY AND MUST DELIVER THE LETTER OF TRANSMITTAL AND CERTIFICATES FOR DEBENTURES TO THE DEPOSITARY AT ITS TORONTO OFFICE WITHIN THE TIME PERIOD SHOWN HEREIN. FAILURE TO DO SO COULD RESULT IN A FINANCIAL LOSS TO SUCH INSTITUTION.

                                    GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Toronto Stock Exchange or a member in the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Signature Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) guarantees to deliver to the Depositary at the principal office in Toronto as set forth above before 5:00 p.m. the certificate(s) representing the Debentures deposited hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually-signed facsimile thereof) and any other required documents, all within three Trading Days after the Expiration Date. As used herein, a "Trading Day" means a day on which trading occurs on the Toronto Stock Exchange.


Name of Firm:                           Authorized Signature:
             ----------------------                          -------------------

Address of Firm:                        Name:
                -------------------          -----------------------------------

                                        Title:
-----------------------------------           ----------------------------------

Telephone Number:                       Dated:
                 ------------------           ----------------------------------

                                                                      DOCUMENT 5
                                                                      ----------


                            BROKER LETTER TO CLIENTS

                                    OFFER BY
             3078393 NOVA SCOTIA COMPANY, A WHOLLY-OWNED SUBSIDIARY
                      OF THE DESCARTES SYSTEMS GROUP INC.,
               TO PURCHASE FOR CASH THE AGGREGATE PRINCIPAL AMOUNT
                         OF UP TO U.S.$45,000,000 OF THE
               5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
                         DUE JUNE 30, 2005 OF DESCARTES
                         AT A PURCHASE PRICE OF U.S.$950
               PLUS THE AMOUNT OF ANY ACCRUED AND UNPAID INTEREST FOR EACH U.S.$1,000 PRINCIPAL AMOUNT OF DEBENTURES

       THE OFFER WILL EXPIRE AT 5:00 P.M., TORONTO TIME, ON JULY 11, 2003
                          UNLESS WITHDRAWN OR EXTENDED




To Our Clients:

     Enclosed for your consideration are the offer to purchase, dated June 2, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer") setting forth an offer by 3078393 Nova Scotia Company (the "Offeror"), a wholly-owned subsidiary of The Descartes Systems Group Inc. ("Descartes"), to purchase 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 of Descartes (the "Debentures"), at a price of U.S.$950 plus the amount of unpaid interest accrued up to and as at the date immediately prior to the date on which the Offeror takes up and pays for Debentures under the Offer for each U.S.$1,000 principal amount of Debentures (the "Purchase Price") (subject to any applicable withholding tax), payable in cash, upon the terms and subject to the conditions set forth in the Offer, including the provisions relating to proration described therein.

     Capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer. Also enclosed herewith is certain other material related to the Offer, including a letter to Debentureholders from Mr. Manuel Pietra, Chief Executive Officer and President of Descartes.

     WE ARE A PARTICIPANT IN THE BOOK-ENTRY SYSTEM OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") WHICH ACTS AS A CUSTODIAN OF THE DEBENTURES BEING HELD FOR YOUR ACCOUNT. AS SUCH, A DEPOSIT OF SUCH DEBENTURES CAN BE MADE ONLY BY CDS AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS GIVEN THROUGH US, AS A NOMINEE OF CDS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO DEPOSIT DEBENTURES HELD BY CDS FOR YOUR ACCOUNT WHICH WE MAINTAIN.

     We request instructions as to whether you wish us to deposit any or all of the Debentures held by us for your account, upon the terms and subject to the conditions set forth in the Offer. Your attention is invited to the following:

1. You may deposit Debentures, pursuant to the Offer which is for up to a maximum of U.S.$45,000,000 aggregate principal amount of Debentures for purchase by the Offeror at the Purchase Price (subject to any applicable withholding tax), payable in cash, for all Debentures purchased upon the terms and subject to the conditions set forth in the Offer, including the provisions relating to proration described therein.

2. The Offer is not conditional upon a minimum aggregate principal amount of Debentures being deposited, however it is subject to certain other conditions. See Section 5 of the Offer.

3. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., Toronto time, on July 11, 2003, unless the Offer is extended. Your instructions to us should be forwarded to us in ample time to permit us to submit a deposit on your behalf.

4. As described in the Offer, if the aggregate principal amount of Debentures properly deposited and not withdrawn by the Expiration Date pursuant to the Offer is greater than U.S.$45,000,000, the Offeror will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price, Debentures so deposited having an aggregate principal amount of U.S.$45,000,000 on a PRO RATA basis (calculated to the nearest whole U.S.$1,000 principal amount of Debentures, so as to avoid the creation of fractional Debentures). The Offeror's determination as to proration shall be final and binding on all parties

5. Each tendering U.S. Debentureholder is required to properly complete and provide a Substitute Form W-9 which is attached hereto. Failure to provide a properly completed Substitute Form W-9 will subject the tendering Debentureholder to a 30% U.S. federal backup withholding tax on payments to be received by such Debentureholder. If backup withholding applies, 30% of the amounts otherwise payable to the Debentureholder will be withheld as backup withholding tax. Backup withholding tax is not an additional tax. Rather, the federal income taxes payable by persons subject to backup withholding will be reduced by the amount of any backup withholding tax that is withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained from the Internal Revenue Service.

     DEBENTUREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO DEPOSIT DEBENTURES AND, IF SO, THE AGGREGATE PRINCIPAL AMOUNT OF DEBENTURES TO DEPOSIT. NONE OF THE OFFEROR, ITS BOARD OF DIRECTORS, DESCARTES, ITS BOARD OF DIRECTORS OR ANY REPRESENTATIVE THEREOF MAKES ANY RECOMMENDATION TO ANY DEBENTUREHOLDER AS TO WHETHER TO DEPOSIT OR REFRAIN FROM DEPOSITING DEBENTURES.

     If you wish to have us deposit any or all of your Debentures held by us for your account upon the terms and subject to the conditions set forth in the Offer, please so instruct us by completing, executing and returning to us the attached Instruction Form. An envelope to return your instructions to us is enclosed. If you authorize deposit of your Debentures, all such Debentures will be deposited unless otherwise specified on the Instruction Form.

     YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A DEPOSIT ON YOUR BEHALF PRIOR TO THE EXPIRATION OF THE OFFER. THE OFFER WILL EXPIRE AT 5:00 P.M., TORONTO TIME, ON JULY 11, 2003 UNLESS WITHDRAWN OR EXTENDED.

     The Offer is being made to all holders of Debentures. The Offeror is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Offeror becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Offeror will make a good faith effort to comply with such law. If, after such good faith effort, the Offeror cannot comply with such law, the Offer will not be made to (nor will deposits be accepted from or on behalf of) the holders of Debentures residing in such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on the Offeror's behalf by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     DEBENTUREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF DEPOSITING DEBENTURES UNDER THE OFFER. SEE SECTION 14 "INCOME TAX
CONSIDERATIONS" IN THE OFFER TO PURCHASE THAT ACCOMPANIES THIS LETTER.

                                INSTRUCTION FORM

        WITH RESPECT TO OFFER TO PURCHASE BY 3078393 NOVA SCOTIA COMPANY,
         A WHOLLY-OWNED SUBSIDIARY OF THE DESCARTES SYSTEMS GROUP INC.,
       FOR CASH THE AGGREGATE PRINCIPAL AMOUNT OF UP TO U.S.$45,000,000 OF
               5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
              DUE JUNE 30, 2005 OF THE DESCARTES SYSTEMS GROUP INC.
    AT A PURCHASE PRICE OF U.S.$950 PLUS THE AMOUNT OF ANY ACCRUED AND UNPAID
           INTEREST FOR EACH U.S.$1,000 PRINCIPAL AMOUNT OF DEBENTURES

     The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated June 2, 2003, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), in connection with the Offer by 3078393 Nova Scotia Company (the "Offeror"), a wholly-owned subsidiary of The Descartes Systems Group Inc. ("Descartes"), to purchase 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 of Descartes (the "Debentures") at a price of U.S.$950 plus the amount of any unpaid interest accrued up to and as at the date immediately prior to the date on which the Offeror takes up and pays for Debentures under the Offer for each U.S.$1,000 principal amount of Debentures (the "Purchase Price") (subject to any applicable withholding tax), payable in cash, for all Debentures purchased, in either case upon the terms and subject to the conditions set forth in the Offer, including the provisions relating to proration described therein.

     This will instruct you to deposit to the Offeror the aggregate principal amount of Debentures indicated below (or, if no aggregate principal amount is indicated below, all Debentures) that are held by you for the account of the undersigned, upon the terms and subject to the conditions of the Offer.

================================================================================
        MUST BE COMPLETED ONLY IF PARTIAL DEBENTURES ARE BEING DEPOSITED*

   PRINCIPAL AMOUNT OF DEBENTURES DEPOSITED U.S.$_____________________________
================================================================================
* IF FEWER THAN ALL THE DEBENTURES BENEFICIALLY OWNED ARE TO BE DEPOSITED, FILL IN THE AGGREGATE PRINCIPAL AMOUNT OF DEBENTURES THAT ARE TO BE DEPOSITED. UNLESS OTHERWISE INDICATED, IT WILL BE ASSUMED THAT ALL DEBENTURES BENEFICIALLY OWNED BY THE DEPOSITING DEBENTUREHOLDER ARE BEING DEPOSITED.
================================================================================

     THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE ELECTION AND RISK OF THE DEPOSITING DEBENTUREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

                                     SIGN HERE
Dated:                , 2003
       ---------------               ------------------------------------------
                                                 (Signature(s))

                                     ------------------------------------------
                                                     Name
                                     Name:
                                          -------------------------------------
                                                  (Please Print)
                                     Address:
                                              ---------------------------------

                                     ------------------------------------------

                                     ------------------------------------------
                                           (include Postal Code/Zip Code)

                                     ------------------------------------------
                                     Tax Identification, Business Number, Social
                                     Insurance or Social Security Number
                                     (U.S. HOLDERS MUST COMPLETE ATTACHED
                                     SUBSTITUTE FORM W-9)

================================================================================
NAME:

--------------------------------------------------------------------------------
BUSINESS NAME, IF DIFFERENT FROM ABOVE:

--------------------------------------------------------------------------------
CHECK APPROPRIATE BOX:   [_]  Individual/Sole Proprietor      [_]  Corporation
                         [_]  Partnership                     [_]  Other
--------------------------------------------------------------------------------
ADDRESS:

--------------------------------------------------------------------------------

                PART I -  Please provide your         --------------------------
                          TIN in the box at right     Social Security Number
                          and certify by signing      or Employer Identification
                          and dating below.           Number (if awaiting TIN
                                                      write "Applied For ")
                ----------------------------------------------------------------

  SUBSTITUTE    PART II - For Payees exempt from backup withholding, see the attached Guidelines for Certification of Taxpayer
   FORM W-9 Identification Number on Substitute Form W-9 and complete as instructed therein.
                ----------------------------------------------------------------

  DEPARTMENT    Certification - Under penalties of perjury, I certify that:
    OF THE
   TREASURY     (1)  THE NUMBER SHOWN ON THIS FORM IS MY CORRECT TAXPAYER
   INTERNAL          IDENTIFICATION NUMBER (OR I AM WAITING FOR A TAXPAYER
    REVENUE          IDENTIFICATION NUMBER TO BE ISSUED TO ME);
    SERVICE     ----------------------------------------------------------------

                (2)  I AM NOT SUBJECT TO BACKUP WITHHOLDING EITHER BECAUSE: (A)
                     I AM EXEMPT FROM BACKUP WITHHOLDING, OR (B) I HAVE NOT BEEN
    PAYOR'S          NOTIFIED BY THE INTERNAL REVENUE SERVICE (IRS) THAT I AM
  REQUEST FOR        SUBJECT TO BACKUP WITHHOLDING AS A RESULT OF A FAILURE TO
   TAXPAYER          REPORT ALL INTEREST OR DIVIDENDS, OR (C) THE IRS HAS
IDENTIFICATION       NOTIFIED ME THAT I AM NO LONGER SUBJECT TO BACKUP
    NUMBER           WITHHOLDING; AND
                ----------------------------------------------------------------

                (3)  I AM A U.S. PERSON (INCLUDING A U.S. RESIDENT ALIEN).
                ----------------------------------------------------------------

                CERTIFICATION INSTRUCTIONS - You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.)
                ----------------------------------------------------------------

                THE INTERNAL REVENUE SERVICE DOES NOT REQUIRE YOUR CONSENT TO ANY PROVISION OF THIS DOCUMENT OTHER THAN THE CERTIFICATIONS REQUIRED TO AVOID BACKUP WITHHOLDING.


                Signature:                                  Date:
                          -------------------------------         --------
================================================================================


NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING
      OF 30% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

     GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. - Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

=====================================================================================================================
FOR THIS TYPE OF ACCOUNT:            GIVE THE                FOR THIS TYPE OF ACCOUNT:        GIVE THE EMPLOYER
                                     SOCIAL SECURITY                                          IDENTIFICATION
                                     NUMBER OF -                                              NUMBER OF -
-----------------------------------  ----------------------  -------------------------------  -----------------------
1.   An individual's account         The individual          8.   Sole proprietorship         The owner (4)
                                                                  account or single-owner
                                                                  LLC account

2.   Two or more individuals         The actual owner of     9.   A valid trust, estate,      The legal entity (Do
     (joint account)                 the account or, if           or pension trust            not furnish the
                                     combined funds, the                                      identifying number of
                                     first individual on                                      personal representative
                                     the account(1)                                           or trustee unless the
                                                                                              legal entity itself is
                                                                                              not designated in the
                                                                                              account title.) (5)

3.   Husband and wife                The actual owner of     10.  Corporate account or        The corporation
                                     the account or, if           LLC (electing corporate
                                     joint funds, either          status on Form 8832)
                                     person(1)                    account

4.   Custodian account of a minor    The minor(2)            11.  Religious, charitable,      The organization
     (Uniform Gift to Minors Act)                                 or educational
                                                                  organization account

5.   Adult and minor                 The adult or, if the    12.  Partnership account or      The partnership
     (joint account)                 minor is the only            multi-member LLC account
                                     contributor, the
                                     minor(1)

6.   Account in the name of          The ward, minor, or     13.  Association, club, or       The organization
     guardian or committee for       incompetent person(3)        other tax-exempt
     a designated ward, minor,                                    organization
     or incompetent person

7.   a. The usual revocable          The grantor-trustee(1)  14.  A broker or registered      The broker or nominee
     savings trust account                                        nominee
     (grantor is also trustee)

     b. So-called trust account      The actual owner(1)     15.  Account with the            The public entity
     that is not a legal or valid                                 Department of
     trust under State law                                        Agriculture in the name
                                                                  of a public entity (such
                                                                  as a State or local
                                                                  government, school district,
                                                                  or prison) that receives
                                                                  agricultural program payments
=====================================================================================================================

(1)  List first and circle the name of the person whose number you furnish.
(2)  Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4) Show the name of the owner. If the owner does not have an employer identification number, furnish the owner's social security number.
(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
                                     PAGE 2



OBTAINING A NUMBER

If you do not have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

PAYEES AND PAYMENTS EXEMPT FROM BACKUP WITHHOLDING

The following is a list of payees which may be exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in items (1) through (13) and a person registered under the Investment Advisors Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7), except payments made to a corporation (other than certain hospitals described in Regulations section 1.6041-3(c)) for medical and health care payments, attorney's fees, and payments for services paid by a Federal executive agency are not exempt from backup withholding or information reporting. Only payees described in items (1) through (5) are exempt from backup withholding for barter exchange transactions and patronage dividends.

(1) An organization exempt from tax under section 501(a), or an IRA, or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).
(2)  The United States or any of its agencies or instrumentalities.
(3) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
(4) A foreign government or any of its political subdivisions, agencies or instrumentalitieS.
(5)  An international organization or any of its agencies or instrumentalities.
(6)  A corporation.
(7)  A foreign central bank of issue.
(8) A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.
(9) A futures commission merchant registered with the Commodity Futures Trading Commission.
(10) A real estate investment trust.
(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.
(12) A common trust fund operated by a bank under section 584(a).
(13) A financial institution.
(14) A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.
(15) A trust exempt from tax under section 664 or described in section 4947.

Payments of interest not generally subject to backup withholding include the following:

o Payments of interest on obligations issued by individuals. NOTE: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
o Payments of tax-exempt interest (including exempt-interest dividends under section 852).
o    Payments described in section 6049(b)(5) to non-resident aliens.
o    Payments on tax-free covenant bonds under section 1451.
o    Payments made by certain foreign organizations.
o    Mortgage or student loan interest paid to you.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYOR, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER. IF YOU ARE A NON-RESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH PAYOR AN APPROPRIATE COMPLETED INTERNAL REVENUE FORM W-8 (EITHER FORM W-8BEN, FORM W-8ECI, FORM W-8EXP, or FORM W-8 IMY, AS APPROPRIATE).

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

PRIVACY ACT NOTICE. - Section 6109 of the Internal Revenue Code requires you to give your correct taxpayer identification number to persons who must file information returns to the IRS to report interest, dividends, and certain other income paid to you. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws.

You must provide your tax identification number whether or not you are required to file a tax return. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. - If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. - If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. - Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.